UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT for the fiscal year ended December 31, 2024

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

60 Francisco Street, Suite 120, San Francisco, California 94133

(Address of principal executive office)

(888) 418-8847

(Registrant’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II - ANNUAL REPORT

EXPLANATORY NOTE

In this Annual Report on Form 1-K (this “Report”), the terms “Coyuchi”, “we,” “us,” “our” or “the Company” refer to Coyuchi, Inc. This Report contains forward-looking statements, as defined under federal securities laws. The statements should be read in conjunction with our financial statements and the related notes included elsewhere in this Report. Such statements encompass various aspects, including our business plan, strategy, and industry. These forward-looking statements are often conveyed through terms such as “may,” “will,” “anticipate,” “estimate,” “plan, “project,” “continue,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar expressions. It is important to note that these statements are based on our current assumptions, expectations, and beliefs, and they are subject to substantial risks, uncertainties, estimates, assumptions, and changes in circumstances. Consequently, our actual results, performance, or achievements may differ materially from those expressed or implied in any forward-looking statement, including factors such as the profitability of our business. We want to emphasize that these statements reflect management’s current perspectives on future events and involve risks and uncertainties that could significantly impact the Company’s actual results. Given the potential disparities between the risks, estimates, assumptions, and uncertainties described above and the actual outcomes, investors are cautioned not to place undue reliance on these forward-looking statements. The statements are valid only as of the date of this Report, and except as required by law, we assume no obligation or intention to update forward-looking statements to reflect subsequent events or circumstances.

OUR BUSINESS

Who We Are

Coyuchi, Inc. is a designer, developer, and direct-to-consumer retailer of premium organic home goods, including bedding, bath, and home essentials. Founded in 1991 and headquartered in Northern California, the Company has spent more than three decades advancing organic textile standards for the home goods market.

All Coyuchi products are crafted from high-quality organic natural materials, responsibly sourced and manufactured to deliver exceptional quality, design, and comfort. The Company’s offerings are marketed to consumers seeking luxury home goods aligned with sustainable and conscious living values. Coyuchi maintains certifications consistent with the highest organic and social responsibility standards in the industry, and its strategic objective is to be a leading luxury organic home textile brand.

Our Mission and Omnichannel Business Model

At Coyuchi, our mission is to craft thoughtfully designed home essentials that bring the beauty, comfort, and the restorative power of nature into everyday living while upholding the well-being of our planet. We are dedicated to ensuring that every product bearing the Coyuchi label adheres to the highest standards of production and processing, ensuring safety and ethical treatment at every step—from the farm to the factory to our customers’ homes. Our approach is grounded in three principles: conscious luxury without compromises, positive impact through adherence to organic and circular practices, and the belief in the positive power of nature. We operate through an omni-channel, digitally driven business model and cater to a loyal, discerning and engaged consumer who shops Coyuchi.com, our flagship store in Point Reyes California, and our wholesale channels and retail partners. Our three primary sales channels are described below:

●	E-Commerce. Our mobile and desktop-friendly e-commerce platform seamlessly integrates commerce and content. Through this platform our customers access our full product assortment. In 2024, our e-commerce business contributed to over 80% of our gross sales, playing a pivotal role in expanding our customer base by over 220% since 2019. To ensure a desirable shopping experience, we diligently monitor and analyze site metrics and customer behavior data. Additionally, we conduct post-purchase surveys to gather feedback from our valued customers.

In 2024, we made several strategic enhancements to our website, including product bundling, preorders, and product display page upsells, to drive sales and improve the customer experience.

●	Wholesale and Retail Partnerships. Wholesale and retail partners help introduce our brand to new customers and test new markets and, through physical retailer partnerships, allow our customers to touch and feel our fabrics. Our wholesale business includes more than 200 independent luxury boutiques, over 500 trade and designers accounts, and several hospitality partners. Our products are also available through large retailers including premium department stores alike Nordstrom, Anthropologie, Saks Fifth Avenue, and Amazon.

●	Retail Store Presence. In addition to our e-commerce and wholesale channels, we operate a retail store in Point Reyes, California. Our current store is 3,700 selling square feet. We believe this store format is adaptable to other locations. With average customer transaction value of $214 for the year ended December 31, 2024, our Point Reyes store generated $1.39 million in gross sales and was profitable.

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Our Organic Textile Products

Our product assortment consists of consciously designed bedding, bath, apparel and lifestyle products spread across approximately 2,200 stock keeping units, or SKUs. 95% of our products are made of natural fibers and are eligible for our 2nd Home Take Back® and 2nd Home Renewed® programs. 92% of our assortment of organic products is certified through Global Organic Textile Standard (“GOTS”) and Global Organic Latex Standard (“GOLS”). GOTS is the world’s leading textile processing standard for organic fibers and ensures the organic status of textiles after harvesting of the raw materials through environmentally and socially responsible manufacturing all the way to labeling. We have established in-house design and product development capabilities, including an experienced design and product development team. Our products have been recognized by independent industry organizations and the media, and have also been featured in numerous home and design magazines such as Good Housekeeping, Architectural Digest, GQ, House Beautiful, Condé Nast Traveler, Dwell and Country Living. For a list of recent noteworthy awards and recognition we have received, see “Our Business – Recent Awards and Recognition.” Our focused product assortment consists of four core categories:

●	Bedding. We provide a full suite of organic, innovative and high-quality bedding products, including sheets, duvet covers, blankets, throws, quilts, pillow cases and shams. For the year ended December 31, 2024, our bedding products accounted for approximately 69%, of net product sales.

●	Bath. We offer a luxurious line of bath essentials, including towels, bath rugs and mats, shower curtains, hair and bath wraps, and eye masks, in numerous patterns and style collections. For the year ended December 31, 2024, our bath products accounted for approximately 23% of net product sales.

●	Lifestyle. We provide a carefully curated selection of organic table and kitchen linens, decorative throw pillow covers, rugs, and laundry accessories. For the year ended December 31, 2024, our lifestyle products accounted for approximately 6% of net product sales.

●	Apparel. We offer premium apparel products for men and women, including robes, rompers, joggers, chemises, sweaters, cardigans, scarves, pants, nightgowns, pajamas, socks, tanks and t-shirts. For the year ended December 31, 2024, our apparel products accounted for approximately 2% of net product sales.

Differentiation

Our designs are inspired by the natural and effortless beauty of the California coast, providing our customers with an inviting and naturally healthy home. We modernize the craft of textiles with heirloom quality home goods using only natural fibers and organic production practices and the finest craftsmanship. We have an in-house design team, we develop exclusive designs and have decades long relationships with our global vendors ensuring the highest quality products.

Competition

In the home goods market, Coyuchi, Inc. may encounter competition from various companies that offer similar products or target a similar customer base. Direct competitors that participate in the organic and premium home goods segment include Boll & Branch, Brooklinen, and Parachute.

Legal Proceedings

From time to time, we may be a party to legal proceedings or subject to claims arising in the ordinary course of business. Currently, we are not a party to any material pending or threatened legal proceedings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the year ended December 31, 2024, as compared to the year ended December 31, 2023, should be read in conjunction with our financial statements and the related notes included elsewhere in this Report.

Market Information

In 2023, the U.S. home textile industry was estimated to be valued at $33 billion, projected to escalate to $35 billion by 2027. Notably, Bed and Bath categories emerge as the frontrunners in terms of growth. According to Euromonitor’s 2023 report, online purchases account for 20% of all home goods transactions.

Historical Key Performance Indicators

Coyuchi’s customer base has grown from 10,000 in 2015 to 326,000 in 2024, growing at approximately a 29% compound annual growth rate (“CAGR”). Customers are defined as unique customers based on their unique email address from our ERP system. In addition, 49% of customers make repeat orders within the 24 months after their initial purchase. Our customer demographic data shows that our customer base is primarily composed of wealthy working professionals and/or environmentally and ethically conscious consumers. The Company’s social media has a combined network of approximately 149,000 followers. A follower is defined as an active subscriber to our email newsletter and number of followers on each social media platform.

As to financial performance, annual gross revenues have grown from $10 million in 2016 to $32 million in 2024, representing a CAGR of approximately 15% for the period.

Plan of Operations

Our operational strategy aims to leverage the prevailing market trends and insights to enhance the Company’s key performance indicators (KPIs). The focus will be on optimizing metrics across various marketing channels, with particular emphasis on paid media, organic marketing, and affiliate marketing. To resonate with our target audience effectively, we will prioritize the creation of high-quality content, such as informative blog posts, articles, and visually engaging infographics.

The Company plans to optimize its retail locations to drive profitability, brand loyalty, and community. Learnings from retail operations will inform any future plans to expand the retail footprint by opening additional stores.

In addition, the Company plans to optimize its marketing and sales efforts to expand channel distribution with B2B partners and retailers, grow E-commerce, and scale the customer base through full-funnel marketing investments aimed at strengthening brand awareness and customer acquisition for its DTC platform.

The Company also plans to leverage on the existing and growing customer base for further community development and driving brand awareness and new customer acquisitions profitably.

The Company plans to drive greater profitability through its new warehousing and logistics partner, shifting fulfillment operations from Nevada to Kentucky. Furthermore, with the addition of new executives, the Company plans to conduct departmental cost rationalizations to optimize the Company’s operating cost infrastructure.

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Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Sales

	For the Year Ended		Change
	December 31, 2024	December 31, 2023	Amount	Percentage
Net Sales	$26,614,692	$27,360,367	$(745,675)	-3%

The comparative 2023 financial information included herein has been restated as described in Note 2, Restatement of Previously Issued Financial Statements. Unless otherwise indicated, the period-over-period discussion below compares the Company's 2024 results to the restated 2023 amounts.

Gross sales declined by 12% in 2024 as compared to 2023, reporting $32.2 million and $36.8 million, respectively.

Net sales for the year ended December 31, 2024 amounted to $26,614,692, as compared to $27,360,367 for the year ended December 31, 2023. The 3% decline in net sales, which amounts to $745,675, is primarily due to the overall decline that the U.S. home textile industry experienced in 2024. The downturn was driven by sluggish housing markets, high interest rates, cautious consumer spending, and the 2024 Presidential election.

In addition to challenging macroeconomic and industry headwinds, the Company faced cash flow constraints throughout 2024, impacting its ability to invest in crucial digital paid media advertisements, to drive sales. Furthermore, the Company experienced out-of-stock positions throughout the year due to delayed shipments, replenishment issues, port strikes, and the transition to a new third-party sourcing agent.

Despite the decline in 2024, the Company is entering 2025 with positive momentum as the macroeconomic headwinds begin to ease, industry cycles normalize to pre-COVID19 growth levels, and the Company capitalizes on strong retention of existing customers, while accelerating customer acquisition through full-funnel marketing investments.

Below is a summary of the disaggregation of Net Sales per category of sales channel:

	For the Year Ended		Change
	December 31, 2024	December 31, 2023	Amount	Percentage
Direct-to-Customer	$26,933,417	$31,661,169	$(4,727,752)	-15%
Wholesale	4,911,809	4,703,723	208,086	4%
Others	331,402	391,298	(59,896)	-15%
Adjustments, Discounts	(5,561,936)	(9,395,823)	3,833,887	-41%
Net Sales	$26,614,692	$27,360,367	$(745,675)	-3%

Cost of Sales

	For the Year Ended		Change
	December 31, 2024	December 31, 2023	Amount	Percentage
Cost of Sales	$13,151,839	$14,845,868	$(1,694,029)	-11%
Gross Profit	$13,462,853	$12,514,499	$948,354	8%

Total cost of sales decreased by $1,694,029, or approximately 11%, from the year ended December 31, 2023 to the year ended December 31, 2024. The decrease was primarily attributable to a decrease in third-party logistics (“3PL”) costs that occurred in 2023. Gross profit increased by $948,354, or approximately 8%.

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Operating Expenses

	For the Year Ended		Change
	December 31, 2024	December 31, 2023 (As Restated)	Amount	Percentage
Professional and Consulting Fees	$3,274,134	$4,209,993	$(935,859)	-22%
Selling Expense	972,945	959,074	13,871	1%
Marketing and Advertising	6,587,932	6,050,166	537,766	9%
General and Administrative	6,761,755	6,429,827	331,928	5%
Depreciation and Amortization	730,274	562,420	167,854	35%
Operating Expenses	$18,327,040	$18,211,480	$115,560	1%

Total operating expenses increased by $115,560, or approximately 1%, from the year ended December 31, 2023 to the year ended December 31, 2024. This was primarily due to the effects of the following:

●	Decrease in professional and consulting fees of $935,859, or approximately 22%, from the year ended December 31, 2023 to the year ended December 31, 2024. Legal & Accounting and IT fees accounted for 65%, while the remaining balance was driven by fees related to operating a store-in-store partnership with Leap Inc. which ended in 2023.

●	Increase in general and administrative expense of $331,928, or approximately 5%, from the year ended December 31, 2023 to the year ended December 31, 2024 is due to $210,657 in increased Bad Debt Expense in 2024, $120,996 in increased Board Expenses and a $110,329 increase in Loan Financing Fees in 2024.

●	Marketing and advertising expenses increased by $537,766, or approximately 9%, from the year ended December 31, 2023, to the year ended December 31, 2024. While Paid Search (SEM) and Affiliate marketing decreased by $117,510 and $165,154, respectively, Social Media and Site Support initiatives increased $369,560, Copy and Photography increased $295,632 and Influencer Marketing and Partnerships increased by $200,001.

Other Income (Expense)

	For the Year Ended		Change
	December 31, 2024	December 31, 2023 As Restated	Amount	Percentage
Other Income (Expense)	$(120,449)	$(356,606)	$236,158	-66%
Interest Expense	(325,969)	(538,891)	212,922	-40%
Interest Expense – Related Party	(190,766)	(481,789)	291,023	-60%
Other Income (Expense)	$(637,184)	$(1,377,286)	$740,102	-54%

Other income (expenses) decreased by $740,102, or approximately 54%, from the year ended December 31, 2023 to the year ended December 31, 2024. This was primarily due to the effects of the following:

●	Other expense for the year ended December 31, 2023 amounted to $356,606 was primarily driven by the recording of sales tax not collected from customers, which the Company incurred as an other expense. For the year ended December 31, 2024, other expense amounted to $120,449 due to the write off of security deposits from prior years and the write down of a prior year warrant.

●	Decrease in interest expense of 40% or $212,922, is driven by a reduction in utilization of lines of credit used by the Company for the year ended December 31, 2024 compared to the year ended December 31, 2023.

●	Interest expense - related party decreased by $291,023, or 60%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was related to the extinguishment of the revolving credit agreement with stockholders, Jessica E. Smith and Kevin R. Brine.

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Income Tax Benefit

	For the Year Ended		Change
	December 31, 2024	December 31, 2023 As Restated	Amount	Percentage
Income tax benefit (expense)	$(7,549)	$(10,054)	$2,505	-25%

The income tax benefit (provision) is based on the estimated income taxes for the year ended December 31, 2024 and 2023, respectively.

Operating Segments

Although the Company disaggregates their sales as Direct-to-consumers, Wholesale, and Others, the Company only considers that it has only one operating segment, which is the sale of beddings and other similar products to customers in the United States.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are our current balances of cash and cash equivalents and borrowings available under the lines of credit. While the revolving credit facility provides for commitments of up to $6.0 million, borrowing availability is subject to collateral eligibility requirements, borrowing-base limitations, reserves, and other conditions under the credit agreement. Accordingly, the amount available to be drawn may vary over time and may be less than the stated commitment amount Our primary cash needs are (i) meeting debt service requirements, (ii) capital expenditures in connection with making information technology enhancements, and improving our existing store, and (iii) funding working capital requirements. The most significant components of our working capital are cash and cash equivalents, inventories, accounts payable and other current liabilities.

Management's assessment of liquidity should be read in conjunction with Note 1, Going Concern and Management's Plan, which discusses management's evaluation of the Company's ability to satisfy its obligations as they become due and the factors giving rise to substantial doubt regarding the Company's ability to continue as a going concern. While the company was able to successfully fundraise through the May 2025 Series D issuance, and obtain additional capital through revised asset-based-lending, substantial doubt for the company to continue as a going concern was not alleviated.

For the years ended December 31, 2024 and 2023, the Company has no material cash requirements nor any restriction. Also, there are no existing commitments in relation to capital expenditures or debt covenants during the said period.

Cash Flows

The Company has reported cash and cash equivalents of $616,914 and $784,637 as of the years ended December 31, 2024 and 2023, respectively.

	For the Year Ended		Change
	December 31, 2024	December 31, 2023 As Restated	Amount	Percentage
Cash flows provided by (used in):
Operating activities	$(4,361,427)	$(641,751)	$(3,719,677)	580%
Investing activities	(746,082)	(1,043,027)	296,945	-28%
Financing activities	4,939,787	(489,705)	5,429,491	-1109%
Increase (decrease) in cash and cash equivalents	$(167,723)	$(2,174,482)	$2,006,760	92%

Operating Activities

Net cash used in operating activities for the year ended December 31, 2024 was $4,361,427 compared to $641,751 for the year ended December 31, 2023, an increase of $3,719,677. The increase was primarily due to the net loss and decrease in accounts payable.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was $746,082 compared to $1,043,027 for the year ended December 31, 2023, an decrease of $296,945. The increase was primarily due to the acquisition of property, plant, and equipment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 was $4,939,786 compared to $489,705 used for the year ended December 31, 2023, an increase of $5,429,491. The increase was due to the issuance of promissory notes, drawdown of the line of credit, proceeds from venture debt financing, and issuance of preferred shares.

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MANAGEMENT

Set forth below is information regarding our executive officers, directors and key employees as of December 31, 2024.

Name	Age	Position
Vicky Williams Grahan	45	Chief Digital Officer
Neil Kee	40	Chief Financial Officer
Brenna Freisleben	38	Sr. Director of Merchandising, Planning & B2B Key Accounts
Margot Lyons	42	Director of Sustainability & Sourcing
Ranjeet Bhatia	54	Secretary and Director
Silvia Mazzucchelli	52	Director & Executive Chair
Amber Tarshis	48	Director
Margaret Stewart	53	Director

The principal occupations for the past five years of each of our executive officers, directors, and key employees are as follows:

Executive Officers and Directors

Vicky Williams Grahan, our Chief Digital Officer, joined our company in January 2024. A digital veteran with over twenty years of experience, she brings expertise in DTC ecommerce and marketing from her prior executive leadership roles at Parachute Home (2023) and Girlfriend Collective (2021-2022). Ms. Grahan has a track record of driving profitable growth for brands through implementation of holistic and impactful go-to-market strategies. She’s held prior senior management roles at Atom Tickets (2018-2021) and customer analytics consultancy, Custora (2015-2018). Early in her career Ms. Grahan oversaw CRM and direct marketing in-house at Guess? Inc. and worked with luxury retail clients at American Express. Ms. Grahan holds a B.S. from UCLA and an MBA from NYU Stern School of Business.

Neil Kee, our Chief Financial Officer, joined our company in May 2024. During his 18+ year career, Mr. Kee has held a number of executive roles within the consumer and retail space, including Solly Baby (2021-2023), an infant & juvenile products company, Violet Grey (2019-2021), a beauty and personal care retailer, and Dogeared (2018-2019), a California-based jewelry brand. Early in his career, Mr. Kee was an investment professional at The Riverside Company, a global investment firm, where he made control investments in public and private companies out of the firm’s flagship LBO fund, and an investment banker at Harris Williams & Co., where he focused primarily on consumer and retail M&A transactions. Mr. Kee holds a B.A. from Michigan State University.

Ranjeet Bhatia, a member of our Board of Directors and our Secretary, has been a member of our Board of Directors since 2009. He is the co-founder and managing director of Saffron Hill Ventures 2 Limited Partnership, a London-based venture capital firm with a focus on cleantech and other cutting-edge sectors, since May 2000. He also serves on the Board of Directors of Agilyx, a pioneer in advanced recycling of post-use plastics. Mr. Bhatia earned a B.A. degree in environmental science from Occidental College, an MBA from UCLA’s Anderson School of Business and an M.A. degree in International Relations and Economics from Johns Hopkins University’s School of Advanced International Studies.

Mr. Bhatia brings extensive knowledge of the cleantech sector and the broad range of “green” companies in the industry, as well as a deep background in early-stage and growth companies, emerging markets, mergers and acquisitions, and capital market activities, making him well qualified as a member of our board.

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Silvia Mazzucchelli, the Executive Chairwoman of our Board of Directors, joined our Board in April 2022. Ms. Mazzucchelli is currently a senior advisor to the Boston Consulting Group, Inc., and serves as director of VTEX (NYSE), a global digital commerce platform. She previously served as Chairwoman of the board of directors of Sequential Brands Group, Inc., (NASDAQ: SQBG), a brand management company with a portfolio of lifestyle brands, director of CARBON38, a fashion activewear company, director of PAS Group Ltd., a leading Australian company with a portfolio of fashion brands, and two KKR portfolio companies. Ms. Mazzucchelli’s contributions in strategy development, consumer brands, and digital transformations leverage 25+ years track-record as a consumer and retail business leader and advisor. Most recently, Ms. Mazzucchelli served as interim CEO of the Collected Group, owner of luxury brands Joie, Equipment and Current Elliott, Chief Executive Officer for ModCloth, a Walmart e-commerce portfolio company, from 2019 to 2020, and Chief Merchandising and Marketing Officer at American Apparel from 2016 to 2019. Prior to that, Ms. Mazzucchelli held a variety of senior executive roles at Gildan Activewear, Toms Shoes, Guess? Inc. and began her career at the Boston Consulting Group. Ms. Mazzucchelli graduated with an MBA from the Anderson School of Management, UCLA and holds a BSBA degree from Bocconi University in Italy and an International Business Diploma from Stockholm School of Economics.

Ms. Mazzucchelli brings extensive brand and business management expertise to our company and a deep background in the fashion and retail industry. She also brings working experience in corporate controls and governance as a director of other public companies.

Amber Tarshis, a member of our Board of Directors, has been a member of our Board of Directors since April 2022. Ms. Tarshis is an accomplished retail and entertainment marketing executive and the Chief Marketing Officer at Jellysmack, a global creator company. She joined Jellysmack in November 2020 to oversee brand strategy, public relations, experiential marketing, media planning, product & content marketing, and corporate social media. Prior to Jellysmack, Ms. Tarshis led marketing at movie ticketing tech startup Atom Tickets where she drove brand awareness and customer acquisition through digital marketing campaigns and strategic partnerships with all the major film studios and leading brands like Amazon, T-Mobile, and JP Morgan Chase. Earlier in her career, she worked on the launch of the Discovery Communications and Hasbro TV Network. She also led brand initiatives at Warner Bros. working globally on film franchises including Harry Potter. In addition to the entertainment industry, Ms. Tarshis has also brought her expertise from direct-to-consumer retail where she was previously SVP of Marketing for global fashion brands Victoria’s Secret, head of Marketing for Puma North America, CMO at Guess? Inc. and Pacific Sunwear. Ms. Tarshis holds a B.A. degree from the University of Pennsylvania and is a member of the Television Academy of Arts & Sciences.

Ms. Tarshis is well qualified to serve as a director of our company due to her extensive management experience leading the marketing operations of numerous major brands.

Margaret Stewart, a member of our Board of Directors, has been a member of our Board of Directors since September 2022. Ms. Stewart is a global leader in the field of user experience design. She currently serves as an independent investor, advisor, and trustee to a range of venture capital funds (including Moxxie Ventures, f7 Ventures, and Bling Ventures), private equity-backed companies (including East Fork Pottery, Minna Goods, Diaspora Spice Company, and Emerge.io), and nonprofits (Chair of the Board of Williamstown Theatre Festival, Member of the Board of Trustees of Cooper Hewitt Smithsonian Design Museum). As a design executive, Ms. Stewart led some of the most consequential teams in consumer technology, and her work figures prominently into the design of the modern Internet. She served as a design executive at Meta from 2012-2022, most recently as Vice President of Product Design & Responsible Innovation. During her tenure there she also led the design and research functions for Ads & Business Products, AI, Privacy, Workplace, and New Product Experimentation. Previously, Ms. Stewart served as YouTube’s Global Head of Design (2009-2012) and before that as Google’s Head of Design for Google Search and Consumer Products (2007-2009). Ms. Stewart holds a Master’s degree in Interactive Telecommunications from NYU’s Tisch School of the Arts, and a B.A. in Communication and Theatre from Boston College.

Ms. Stewart is well qualified to serve as a director of our company due to her extensive management experience leading user experience, digital product design, and advertising.

Key Employees

Brenna Freisleben joined our company in January 2023 as our Director of Merchandising. She brings 15 years of merchandising expertise in the Home space from high-growth startups to mass retail. She began her career as an early employee of startup One Kings Lane and most recently was the Director of Merchandising at Walmart overseeing Floor Coverings & Decorative Pillows across brick & mortar and e-commerce. She is passionate about customers, product & design. Ms. Freisleben is an alumna of Franklin & Marshall College with a B.A. in Art History & Political Science.

Margot Lyons, our Director of Sustainability, joined our company in 2014, where she works with our strategic partners to ensure all our company’s product sustainability standards are met. Her work has directly contributed to our company’s goal of reaching full circularity, which we achieved in 2021 with the release of the full circle recycled cotton blanket and throw. Ms. Lyons received a Master of Science degree in textiles and clothing from the University of California, Davis, where she co-founded Aggie Reuse Store, an on-campus resource for creative reuse and upcycling.

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Board of Directors and Corporate Governance

Our board of directors is currently comprised of four directors. All directors will hold office until the next annual meeting of our stockholders following their election, and until their successors have been elected and qualified. Executive officers serve at the discretion of our board of directors. There are no family relationships among any of our executive officers, key employees or directors.

When considering whether directors have the experience, qualifications, attributes and skills to enable the board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on the information discussed in each of the directors’ individual biographies as set forth above.

The board of directors periodically reviews relationships that directors have with our company to determine whether the directors are independent. The board of directors considers a director to be “independent” as long as (i) they do not accept any consulting, advisory or other compensatory fee (other than director fees) from us, and (ii) are not an affiliated person of our company (e.g., an officer or a greater than 10% stockholder). The board of directors has determined that Ms. Tarshis and Ms. Stewart is independent. In the case of Mr. Bhatia, his position as a beneficial owner of more than 10% of our outstanding common stock precludes him from being considered independent. In the case of Ms. Mazzucchelli, her compensation for consulting services performed for the company precludes her from being considered independent.

Pursuant to the terms of an Amended and Restated Voting Agreement among our company and certain of our security holders, we expect to have six directors. Pursuant to the terms of our Articles of Incorporation, holders of our common stock and preferred stock (other than Series A Preferred Stock), voting together as one class, are entitled to elect four individuals designated by a majority of them to be members of our board of directors and holders of our Series A Preferred Stock are entitled to elect two members designated by them to be members of our board of directors. Pursuant to the terms of the Amended and Restated Voting Agreement, certain of our security holders have agreed to vote for the board designees as indicated in the Articles of Incorporation, including one designee to be our CEO and three designees to be independent from the Company and the investors.

Board Committees

Our board of directors intends to establish an audit committee, compensation committee, and nomination and corporate governance committee if and when it determines to list its shares of common stock for trading on a public market. The audit committee, compensation committee, and nomination and corporate governance committee would each comply with the listing requirements of the Nasdaq Marketplace Rules. At least one member of the audit committee would be an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and each member would be “independent” as that term is defined in Rule 5605(a) of the Nasdaq Marketplace Rules.

Code of Ethics

We have adopted a written code of ethics that applies to all of our directors, officers and employees in accordance with the rules of The Nasdaq Capital Market and the SEC. Following the closing of this offering, we will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our company website.

Conflicts of Interest

We comply with applicable state law with respect to transactions (including business opportunities) involving potential conflicts. Applicable state corporate law requires that all transactions involving our company and any director or executive officer (or other entities with which they are affiliated) are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved by a majority of the disinterested directors serving on the board of directors.

9

Indemnification of Directors and Executive Officers

The California Corporations Code (the “California Code”) provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

Section 317 of the California Code, authorizes a corporation to indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the corporation, as the term “agent” is defined in section 317(a) of the California Code, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of such person was unlawful. A corporation is further authorized to indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders.

Section 204 of the California Code provides that a corporation’s articles of incorporation may not limit the liability of directors (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (vi) under Section 310 of the California Code (concerning transactions between corporations and directors or corporations having interrelated directors) or (vii) under Section 316 of the California Code (concerning directors’ liability for distributions, loans, and guarantees). Section 204 further provides that a corporation’s articles of incorporation may not limit the liability of directors for any act or omission occurring prior to the date when the provision became effective or any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper, have been ratified by the directors. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to a corporation’s shareholders for any violation of a director’s fiduciary duty to the corporation or its shareholders.

Our Articles of Incorporation provide for the elimination of liability for directors to the fullest extent permissible under California law and authorize us to provide indemnification to directors, officers, employees or other agents through bylaw provisions, agreements with agents, stockholder resolutions or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Code. Our Articles of Incorporation also provide that any repeal or modification of the indemnification provisions of the Articles of Incorporation by our shareholders will have no adverse effect on any rights or protection of an agent of our company existing at the time of such repeal or modification.

Our Bylaws provide that we will indemnify our directors and officers, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was its agent. Our Bylaws also contain provisions expressing the intent that these bylaws provide indemnity in excess of that expressly permitted by Section 317 of the California Code to indemnify each of its employees and agents (other than directors and officers) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was its director, officer, or agent, as applicable.

Our Bylaws further provide that we may advance expenses incurred in defending any proceeding for which indemnification is required or permitted, following authorization thereof by the board of directors, prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay that amount if it shall be determined ultimately that the indemnified person is not entitled to be indemnified as authorized by our Bylaws.

At present, we maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act.

10

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our company during the years ended December 31, 2024 and 2023; and (ii) each other individual that served as an executive officer of our company at the conclusion of the years ended December 31, 2024 and 2023 and who received more than $100,000 in the form of salary and bonus during such year.

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)		Total ($)
Eileen Mockus	2024	$179,589	$69,231	$-	$-		$248,820
President and Chief Executive Officer	2023	274,080	-	-	-		274,080
Victoria Williams Grahan	2024	284,712	-	-	338,795	(1)	623,507
Chief Digital Officer	2023	-	-	-	-		-
Neil Kee	2024	174,462	20,417	-	338,795	(2)	553,674
Chief Financial Officer	2023	-	-	-	-		-
Marcus Chung	2024	278,934	-	-	-		278,934
Chief Operating Officer	2023	322,124	-	-	-		322,124
Gabriela Bermudez	2024	128,419	-	-	-		128,419
Controller	2023	184,665	10,000	-	33,106	(1)	227,771

(1)	Represents gross fair value of stock options to purchase 600,000 shares of our common stock granted under the 2020 Stock Plan.
(2)	Represents gross fair value of stock options to purchase 600,000 shares of our common stock granted under the 2020 Stock Plan.

Employment and Consulting Agreements

In May 2024, we entered into an employment offer letter with Neil Kee, which sets forth the terms and conditions of his at-will employment with our company. Pursuant to the employment offer letter, Mr. Kee agreed to devote his full business efforts and time to our business as our Chief Financial Officer. The employment offer letter provides that Mr. Kee will receive an annual base salary, which as of 2025 was set at $350,000, for services rendered in such a position, subject to annual review. In addition, the employment offer letter provides for a signing bonus of $35,000, less payroll deductions and required taxes and withholdings, to be paid in monthly installments of $2,916 for each month of the first 12 months after the start date of Mr. Kee’s employment with the company. In addition, Mr. Kee may be entitled to receive, at the sole discretion of our board of directors, cash bonuses based on his meeting and exceeding performance goals of the company. Mr. Kee is entitled to participate in our 2020 Stock Plan and has previously received stock options thereunder. We do not maintain a key-person life insurance policy in respect of Mr. Kee.

Mr. Kee also executed our standard form of employment, confidential information, invention assignment and arbitration agreement which contain covenants (a) restricting him from engaging in any activities competitive with our business or soliciting employees during the term of his employment and one year thereafter, (b) prohibiting him from disclosure of confidential information regarding our company at any time, and (c) confirming that all intellectual property developed by him and relating to our business constitutes our sole and exclusive property.

In January 2024, we entered into an employment offer letter with Ms. Grahan, which sets forth the terms and conditions of her at-will employment with our company. Pursuant to the employment offer letter, Ms. Grahan agreed to devote her full business efforts and time to our business as our Chief Digital Officer. The employment offer letter provides that Ms. Grahan will receive an annual base salary, which as of 2025 was set at $350,000, for services rendered in such a position, subject to annual review. In addition, Ms. Grahan may be entitled to receive, at the sole discretion of our board of directors, cash bonuses based on his meeting and exceeding performance goals of the company. Ms. Grahan is entitled to participate in our 2020 Stock Plan and has previously received stock options thereunder. We do not maintain a key-person life insurance policy in respect of Ms. Grahan.

Ms. Grahan also executed our standard form of employment, confidential information, invention assignment and arbitration agreement which contain covenants (a) restricting her from engaging in any activities competitive with our business or soliciting employees during the term of his employment agreement and one year thereafter, (b) prohibiting him from disclosure of confidential information regarding our company at any time, and (c) confirming that all intellectual property developed by him and relating to our business constitutes our sole and exclusive property.

In August 2013, we entered into an employment agreement with Eileen Mockus which sets forth the terms and conditions of her at-will employment with our company. Pursuant to the employment agreement, Ms. Mockus agreed to devote her full business efforts and time to our business as our President and Chief Executive Officer. The employment agreement provides that Ms. Mockus will receive an annual base salary, which as of 2024 was set at the annual rate of $300,000, for services rendered in such a position, subject to annual review. In addition, Ms. Mockus may be entitled to receive, at the sole discretion of our board of directors, cash bonuses based on her meeting and exceeding performance goals of the company. Ms. Mockus is entitled to participate in our 2020 Stock Plan and has previously received stock options thereunder. In June 2024, Ms. Mockus resigned from her positions as Chief Executive Officer, President and Director of Coyuchi. In connection with Ms. Mockus’ resignation, the company paid Ms. Mockus a lump sum payment equal to 12 weeks of her base salary ($300,000) and COBRA Reimbursement.

11

Ms. Mockus also executed our standard form of employment, confidential information, invention assignment and arbitration agreement which contain covenants (a) restricting her from engaging in any activities competitive with our business or soliciting employees during the term of her employment agreement and one year thereafter, (b) prohibiting her from disclosure of confidential information regarding our company at any time, and (c) confirming that all intellectual property developed by her and relating to our business constitutes our sole and exclusive property.

In November 2023, the company began paying Silvia Mazzuchelli a monthly consulting fee of $16,666. In September 2024, Ms. Mazzucchelli and the Board mutually agreed to increase her services and duties to the company, increasing Ms. Mazzucchelli’s consulting fee to $25,000 per month.

2009 Stock Plan

In November 2009, our board of directors and stockholders adopted our 2009 Stock Plan (the “2009 Stock Plan”), providing for the grant of stock options and restricted stock awards to employees and non-employee directors selected by the board of directors or a committee of our board of directors. Options granted under the 2009 Stock Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Code. As of December 31, 2024, we had stock options to purchase an aggregate of 760,967 shares of common stock outstanding under the 2009 Stock Plan. The 2009 Stock Plan expired in November 2019 and there are no options available for future grant thereunder.

2020 Stock Plan

In January 2020, our board of directors and stockholders adopted our 2020 Stock Plan (the “2020 Stock Plan”). As of December 31, 2024 the 2020 Stock Plan had 3,732,000 shares of common stock (subject to certain adjustments) reserved for issuance upon exercise of outstanding stock options and grants of other equity awards and 1,337,325 shares available for future grant. The 2020 Stock Plan is designed to serve as an incentive for attracting and retaining qualified and motivated employees, officers, directors, consultants and other persons who provide services to us. The 2020 Stock Plan may be administered by the board of directors or by a compensation committee appointed by the board of directors (the “Administrator”). The Administrator interprets the 2020 Stock Plan and is authorized to grant stock options and other equity awards thereunder to all eligible employees of our company, including non-employee consultants to our company and directors.

The 2020 Stock Plan provides for the granting of “incentive stock options” (as defined in Section 422 of the Code), non-statutory stock options, shares of restricted stock, deferred stock, bonus stock and awards in lieu of cash compensation, and performance awards. Options may be granted under the 2020 Stock Plan on such terms and at such prices as determined by the Administrator, except that the per share exercise price of the stock options cannot be less than the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the stock option agreement, but all stock options must be exercised within ten years from the date of grant. Unless determined otherwise by the Administrator, options granted under the 2020 Stock Plan are not transferable other than by will or by the laws of descent and distribution. The Administrator has the authority to amend or terminate the 2020 Stock Plan, provided that no amendment shall be made without stockholder approval if such stockholder approval is necessary to comply with any tax or regulatory requirement. Unless terminated sooner, the 2020 Stock Plan will terminate ten years from its effective date.

Director Compensation

As of June 2025, none of our directors currently receive salaries or fees for serving on our board of directors or for serving on committees. Each non-employee director is compensated through stock option grants for their annual service. The company reimburses directors for travel expenses and other reasonable out-of-pocket expenses to attend meetings of our board of directors and its committees. We also provide our directors with a preferred customer discount on the purchase price of Coyuchi products that they buy.

Our board of directors will review director compensation annually and adjust it according to current market conditions as is good business practice.

12

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of December 31, 2024, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

●	each of our current directors and director nominees;

●	each of our executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or dispositive power with respect to securities. Shares of common stock issuable upon exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of the record rate, and shares of common stock issuable upon conversion of preferred stock or other securities currently convertible or convertible within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Under applicable SEC rules, each person’s beneficial ownership is calculated by dividing the total number of shares with respect to which they possess beneficial ownership by the total number of outstanding shares. In any case where an individual has beneficial ownership over securities that are not outstanding, but are issuable upon the exercise or conversion of options, warrants or convertible securities within the next 60 days, the same number of shares is added to the denominator in the calculation described above. Because the calculation of each person’s beneficial ownership set forth in the “Percentage Beneficially Owned” columns of the table may include shares that are not presently outstanding, the sum total of the percentages set forth in such columns may exceed 100%. Unless otherwise indicated, the address of each of the following persons is 60 Francisco Street, Suite 120, San Francisco, California 94133, and each such person has sole voting and dispositive power with respect to the shares set forth opposite his, her or its name.

Shares beneficially owned and percentage ownership is based on 12,532,616 shares of common stock outstanding as of December 31, 2024.

Name of Beneficial Owner	Common Shares Beneficially Owned	Percentage Beneficially Owned
Victoria Williams Grahan(1)	162,500	1.3%
Neil Kee (2)	112,500	0.9%
Ranjeet Bhatia (3)	22,539,766	96.2%
Silvia Mazzucchelli (4)	882,500	6.6%
Amber Tarshis (5)	52,638	0.4%
Margaret G Stewart (6)	576,811	4.4%
All directors and executive officers as a group (6 persons)	24,326,715	109.8%
Saffron Hill Ventures 2 Limited Partnership (7)	21,845,843	95.5%
Eileen Mockus (8)	1,311,555	9.7%
Marcus Chung (9)	241,667	1.9%

(1)	Represents 162,500 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable and excludes 437,500 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are not currently exercisable as of December 31, 2024.

(2)	Represents 112,500 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable and excludes 487,500 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are not currently exercisable as of December 31, 2024.

(3)	Represents (i) 3,414 shares of common stock held directly by Mr. Bhatia, (ii) 133,520 shares of common stock and 13,511 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Saffron Hill Escrow Trust (“SHET”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHET, and (iii) 11,499,579 shares of common stock, 506,923 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series A Preferred Stock, 5,903,805 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series B Preferred Stock, and 3,935,536 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock owned of record by Saffron Hill Ventures 2 Limited Partnership, a Delaware limited partnership (“SHV2”), of which Mr. Bhatia is the managing director and shares voting and investment power with respect to the securities held by SHV2. The limited partners of SHV2, who have no voting or investment power with respect to the securities held by SHV2, include Artemis IV LLC, a Delaware limited liability company. The address of the Saffron Hill entities is 67 Grosvenor Street, London W1K 3JN, United Kingdom.

(4)	Represents 882,500 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable and excludes 462,000 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are not currently exercisable as of December 31, 2024.

(5)	Represents (i) 52,500 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable and (ii) 138 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series C Preferred Stock held by Ms. Tarshis.

(6)	Represents (i) 33,333 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable and (ii) 543,478 shares of common stock reserved for issuance upon the conversion of outstanding shares of Series D Preferred Stock held by Ms. Stewart.

(7)	See footnote (3)(iii) above.

(8)	Represents (i) 334,500 shares of common stock, (ii) 529,138 shares of common stock issuable upon the exercise of stock options granted under the 2009 Stock Plan which are currently exercisable and (iii) 447,917 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable, and excludes 52,083 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are not currently exercisable as of December 31, 2024.

(9)	Represents 241,667 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are currently exercisable and excludes 158,333 shares of common stock issuable upon the exercise of stock options granted under the 2020 Stock Plan which are not currently exercisable as of December 31, 2024.

13

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than described below, there have been no transactions during the last two years, or proposed transactions, to which we were or will be a party, in which any director, executive officer, beneficial owner of more than 5% of our common stock or any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

Related Party Transactions

In May 2023, the Company entered into a short-term loan agreement with a related party to a board member and shareholder, providing a loan to the Company in the principal amount of $600,000. The loan accrues interest at 12% per annum. The loan and the interest are due to be settled on December 31, 2027, with an option to pay in installments for as long as each installment would not be less than €20,000. The interest incurred under the loan agreement for the years ended December 31, 2024 and December 31, 2023 amounts to $72,000 and $43,397, respectively.

In September 2023, the Company entered into a Debt Cancellation and Pay-off Agreement (the “Debt Cancellation Agreement”) with Ms. Smith and Mr. Brine. Pursuant to the Debt Cancellation Agreement, the Company’s outstanding indebtedness under the Promissory Note and the Revolving Credit Agreement in the aggregate principal amount of $5,410,000 was canceled and, in exchange, the Company issued 834,877 shares of Series C Preferred Stock to each of Ms. Smith and Mr. Brine, totaling 1,669,754 shares of Series C Preferred Stock in aggregate.

On February 14, 2024 and March 15, 2024, the Company issued promissory notes to Saffron Hill Ventures 2 LP, an entity affiliated with director Ranjeet Bhatia, amounting to $650,000 each, totaling to $1,300,000. Subsequently, the Company issued additional promissory notes to Saffron Hill Ventures 2 LP on August 7, 2024 and August 12, 2024, amounting to $500,000 each, bringing the total outstanding promissory notes to $2,300,000. The promissory notes accrue simple interest at a rate per annum equal to the US federal funds rate in effect on the date of each monthly payment, plus three percent (3%). The interest incurred under the promissory notes for the year ended December 31, 2024 amounted to $118,767.

On November 27, 2024, the Company completed the initial closing of a private placement of its Series D Preferred Stock (“Series D Preferred Stock”). The Company authorized up to 8,000,000 shares of Series D Preferred Stock at a purchase price of $0.46 per share. The terms of the Series D Preferred Stock are substantially similar to those of the Company’s Series A, Series B and Series C Preferred Stock; however, the Series D Preferred Stock is senior to such series with respect to liquidation preferences and otherwise ranks generally pari passu with them. At the initial closing, Saffron Hill Ventures 3 LP, an entity affiliated with director Ranjeet Bhatia, and Margaret G. Stewart, a member of the Board of Directors, each purchased 543,478 shares of Series D Preferred Stock for a purchase price of $250,000. The aggregate investment by these related parties was $500,000, and the Company issued an aggregate of 1,086,956 shares of Series D Preferred Stock in connection with these investments.

Related Party Transaction Policy and Related Matters

In all cases, we abide by applicable state corporate law when approving all transactions, including transactions involving officers, directors and affiliates. More particularly, our policy is to have any related party transactions (i.e., transactions involving a director, an officer or an affiliate of our company) be approved by a majority of the disinterested directors serving on the board of directors.

Segment Information

The Company operates as a single operating segment and a single reportable segment. Operating segments are defined as components of an entity for which separate financial information is available and regularly evaluated by the chief operating decision maker (the “CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM is its Chief Executive Officer. The Company generates revenue from the design, sourcing, and sale of organic home textiles and related products through its direct-to-consumer and wholesale channels, which the CODM manages as a single business.

The CODM assesses performance and allocates resources based on consolidated net loss, which is the measure of segment profit or loss presented below and is the same measure reported on the accompanying consolidated statements of operations. The CODM uses this measure to monitor budget-to-actual performance, evaluate the Company’s growth initiatives, and determine the allocation of resources among marketing, inventory purchasing, and operating expenditures.

14

INDEX TO FINANCIAL STATEMENTS

Coyuchi, Inc.

F-1

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholder of Coyuchi, Inc.

We have audited the financial statements of Coyuchi, Inc. (“Company”) which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in stockholder’s deficit and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by another auditor, who expressed an unmodified opinion on those statements on May 31, 2024.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring net losses and has negative cash flow from operations for the years ended December 31, 2024 and 2023. The Company has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one years after the date that the financial statements are available to be issued.

F-2

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

October 23, 2026

To the Board of Directors and Stockholders
of Coyuchi, Inc.

F-3

COYUCHI, INC.

BALANCE SHEETS

As of December 31, 2024 and 2023 (As Restated)

	December 31
	2024	2023 As Restated

Assets
Current assets
Cash and cash equivalents	$616,914	$784,637
Accounts receivable, net of credit losses of $125,107 and $206,294 as of December 31, 2024 and 2023, respectively	980,293	828,131
Inventory, net	8,212,246	8,775,719
Prepaid expenses and other current assets	818,521	799,602
Total current assets	10,627,974	11,188,090

Property and equipment, net	1,186,650	1,218,682
Security deposits	19,500	56,753
Right-of-use asset, net	375,610	484,001
Intangible assets	997,796	997,796
Total assets	$13,207,530	$13,945,321

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$3,851,274	$5,475,995
Lines of credit	1,981,497	461,649
Term loan, net	429,251	-
Accrued liabilities	4,380,458	3,252,620
Operating lease liability, current portion	272,001	228,690
Total current liabilities	10,914,482	9,418,953

Note payable	3,134,163	643,397
Warrant liability	120,000	39,200
Operating lease liability, net of current portion	25,163	272,054
Total Liabilities	$14,193,808	$10,373,605

Mezzanine Equity
Series D redeemable convertible preferred stock and at $0.00001 par value; 8,000,000 shares authorized; 1,086,956 and nil shares issued and outstanding as of December 31, 2024 and 2023, respectively	500,000	-
Series C redeemable convertible preferred stock at $0.00001 par value; 18,600,000 shares authorized; 6,220,911 and 6,148,482 shares issued and outstanding as of December 31, 2024 and 2023, respectively	24,024,181	23,929,243
Series B-1 redeemable convertible preferred stock at $0.00001 par value; 1,900,000 shares authorized; nil shares issued and outstanding as of December 31, 2024 and 2023, respectively	-	-
Series B redeemable convertible preferred stock at $0.00001 par value; 16,000,000 shares authorized; 6,036,922 shares issued and outstanding as of December 31, 2024 and 2023, respectively	3,018,461	3,018,461
Series A-1 redeemable convertible preferred stock at $0.00001 par value; 5,500,000 shares authorized; nil shares issued and outstanding as of December 31, 2024 and 2023, respectively	-	-
Series A redeemable convertible preferred stock at $0.00001 par value; 1,000,000 shares authorized; 512,789 shares issued and outstanding as of December 31, 2024 and 2023, respectively	769,184	769,184
Total Mezzanine Equity	$28,311,826	$27,716,888

Equity
Common stock, at $0.00001 par value; 56,600,000 and 48,600,000 shares authorized as of December 31, 2024 and 2023, respectively; 12,532,616 and 12,282,616 shares issued and outstanding as of December 31, 2024 and 2023, respectively	121	121
Additional paid-in capital	2,348,095	1,992,109
Accumulated deficit	(31,646,321)	(26,137,403)
Total Stockholders’ Deficit	(29,298,104)	(24,145,173)
Total Liabilities and Stockholders’ Deficit	$13,207,530	$13,945,321

The accompanying notes are an integral part of these audited financial statements

F-4

COYUCHI, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2024 and 2023 (As Restated)

	2024	2023 As Restated

Net sales	$26,614,692	$27,360,367
Cost of Sales	13,151,839	14,845,868
Gross Profit	13,462,853	12,514,499

Operating Expenses
Professional and consulting fees	3,274,134	4,209,993
Selling expense	972,945	959,074
Marketing and advertising	6,587,932	6,050,166
General and administrative	6,761,755	6,429,827
Depreciation and amortization	730,274	562,420
Total Operating Expenses	18,327,040	18,211,480

Income (Loss) from Operations	(4,864,187)	(5,696,981)
Other income (expense)
Other income (expense)	(120,449)	(356,606)
Interest expense	(325,969)	(538,891)
Interest expense – related party	(190,766)	(481,789)
Other income (expense)	(637,184)	(1,377,286)
Income (Loss) before benefit (provision) for income tax	(5,501,371)	(7,074,267)
Benefit (provision) for income tax	(7,549)	(10,054)
Net loss	$(5,508,920)	$(7,084,321)

Basic earnings per share attributable to Coyuchi, Inc. common shareholders	$(0.45)	$(0.60)
Diluted earnings per share attributable to Coyuchi, Inc. common shareholders	$(0.45)	$(0.60)
Shares outstanding - basic	12,285,348	12,235,869
Shares outstanding - diluted	12,285,348	12,235,869

The accompanying notes are an integral part of these audited financial statements

F-5

COYUCHI, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2024 and 2023 (As Restated)

	Common Stock			Accumulated
	Shares	Amount	APIC	Deficit	Total
Balance, January 1, 2023	12,220,116	$121	$1,822,744	$(19,053,080)	$(17,230,215)
Stock based compensation	-	-	144,365	-	144,365
Stock options exercise	62,500	-	25,000	-	25,000
Net Loss	-	-	-	(7,084,321)	(7,084,321)
Balance, December 31, 2023	12,282,616	$121	$1,992,109	$(26,137,403)	$(24,145,173)

Stock based compensation	-	-	330,987	-	330,987
Stock options exercise	250,000	-	25,000	-	25,000
Net Loss	-	-	-	(5,508,920)	(5,508,920)
Balance, December 31, 2024	12,532,616	$121	$2,348,095	$(31,646,321)	$(29,298,104)

The accompanying notes are an integral part of these audited financial statements

F-6

COYUCHI, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024 and 2023 (As Restated)

	Years Ended December 31
	2024	2023 As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,508,920)	$(7,084,322)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of right of use asset	108,391	73,348
Bad debt expense (recovery)	(81,187)	78,048
Inventory Reserve	359,468	(64,264)
Depreciation and amortization	730,274	562,420
Disposal of property, plant, equipment	47,839	158,488
Stock-based compensation	330,987	144,365
Gain (Loss) from revaluation of warrants	10,051	(2,400)
Issuance cost directly paid by a stockholder	-	50,000
Accrued non-cash interest	190,766	43,397
Net Changes in assets and liabilities:
Accounts receivable	(70,973)	(8,440)
Inventories	204,005	4,831,652
Prepaid and other current assets	(18,919)	16,041
Security deposits	37,253	-
Accounts payable	(1,624,720)	(429,749)
Lease liabilities	(203,580)	(81,273)
Other liabilities	-	1,035
Accrued liabilities	1,127,839	1,005,641
Net cash used in operating activities	(4,361,427)	(641,751)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property, plant, equipment, net of disposals	(746,082)	(1,043,027)
Net cash used in investing activities	(746,082)	(1,043,027)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments for) line of credits	1,519,848	(3,138,990)
Proceeds from term loan	500,000	-
Proceeds on issuance of promissory notes	2,300,000	1,260,000
Proceeds from issuance of preferred series C stock	594,938	1,682,580
Issuance costs on issuance of preferred series C stock	-	(318,295)
Exercise of Stock Option	25,000	25,000
Net cash provided by (used in) financing activities	4,939,786	(489,705)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(167,723)	(2,174,482)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR	784,637	2,959,119
CASH AND CASH EQUIVALENTS, AT END OF YEAR	$616,914	$784,637

Supplemental Cash Flow Information
Cash paid for interest	$276,719	$916,065

Supplemental Non-Cash Information
Issuance of Preferred C in extinguishment of debt	$-	$5,410,000
Non-cash sale in exchange for marketing credits	$-	$49,000

The accompanying notes are an integral part of these audited financial statements

F-7

NOTE 1 – ORGANIZATION AND PRESENTATION

Coyuchi, Inc. (the “Company”) was incorporated in the state of California in 1991. The Company is a designer and marketer of organic cotton and other natural fiber bedding, and apparel items for adults and children and is headquartered in San Francisco, California. The Company sells direct to consumers, retail stores, and hospitality customers. Finished goods are sourced from several countries including India, Portugal, Turkey, the United States, and Germany. The Company uses a third-party warehouse to store, process, and ship inventory to customers.

Going Concern and Management’s Plan

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In accordance with Accounting Standards Codification (“ASC”) Topic 205-40, “Presentation of Financial Statements—Going Concern,” the Company’s management is required to evaluate, at each annual and interim reporting period, whether conditions or events, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (the “look-forward period”). Substantial doubt exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the Company will be unable to meet its obligations as they become due within the look-forward period.

Principal Conditions and Events Giving Rise to Substantial Doubt

For the year ended December 31, 2024, the Company incurred a net loss of $5,508,920 and used cash in operating activities of $4,361,427, compared with cash used in operating activities of $641,751 for the year ended December 31, 2023. As of December 31, 2024, the Company had cash and cash equivalents of $616,914, an accumulated deficit of $31,646,321, and negative working capital of $286,508. Net sales declined 3% from approximately $27.4 million in 2023 to $26.6 million in 2024, reflecting industry headwinds in the U.S. home textile market, elevated interest rates, cautious consumer spending, and operational disruptions including delayed inbound shipments, port labor actions, out-of-stock positions, and the transition to a new third-party sourcing agent and a new third-party logistics provider.

The Company is also subject to significant near-term debt service obligations within the look-forward period, including (i) the outstanding balance of $1,488,321 under the Mountain Ridge Capital revolving credit facility entered into in June 2025, which is subject to borrowing-base limitations tied to eligible accounts receivable, inventory, and cash collateral, (ii) the $800,000 of promissory notes issued between October 2025 and February 2026, to existing stockholders, a member of the Board of Directors, and a beneficial owner, with a maturity date of November 30, 2026, iii) the $600,000 related-party loan with a maturity of December 31, 2026, and (iv) the $500,000 outstanding under the Kevin Brine and Jessica Smith promissory note, with a maturity date of December 31, 2026. The Company has historically funded operating losses and working capital requirements through a combination of borrowings under its credit facilities, related-party promissory notes, and proceeds from the issuance of preferred stock.

These conditions, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

Management’s Plans

In response to the conditions described above, management has developed and is in the process of executing the following plans intended to mitigate the conditions giving rise to substantial doubt and to provide sufficient liquidity to fund operations through at least the look-forward period:

●	Capital Raising. The Company began pursuing additional equity and debt financing through the Company’s existing capital raising initiatives and discussions with current and prospective investors regarding potential financing transactions. Between December 2024 and May 2025, the Company completed a private placement of its Series D Preferred Stock, raising gross cash proceeds of $960,002. The Company completed an additional capital raise in February 2026, issuing a convertible promissory note in the principal amount of $4.0 million, resulting in $3.9 million gross cash proceeds, converting into future shares of the Company’s Series E Preferred Stock.

F-8

●	Debt Refinancing and Extension. In connection with the Series D Preferred Stock financing and the refinancing of the Company’s revolving credit facility with Rosenthal & Rosenthal, the Company converted $2,300,000 of outstanding promissory notes held by Saffron Hill Ventures 2 LP into shares of Series D Preferred Stock. The remaining $500,000 term loan with Agility Capital III, LLC was refinanced through a new promissory note with Kevin Brine and Jessica Smith, which matures on December 31, 2026. In addition, the Company extended the maturity date of its $600,000 related-party promissory note to December 31, 2026. These transactions reduced the Company’s near-term debt obligations and improved its liquidity profile.
●	Revenue Growth Initiatives. Management is executing a full-funnel marketing strategy intended to accelerate customer acquisition while leveraging the Company’s existing repeat-customer base of approximately 324,000 customers as of December 31, 2024. Management also continues to optimize the Company’s wholesale and third-party marketplace channels, including its Amazon presence, to drive incremental revenue.
●	Cost Rationalization and Margin Expansion. Management has implemented, and is continuing to implement, departmental cost rationalizations and operating expense reductions across the organization. The Company is also driving improved gross margins through the transition of fulfillment operations from Nevada to Kentucky and the renegotiation of vendor and sourcing arrangements.
●	Tariff Mitigation. In early 2025, management proactively deployed several initiatives to mitigate the anticipated impact of recently announced reciprocal tariffs, including alternative sourcing strategies and cost-savings programs designed to preserve landed cost and gross margin.

Conclusion

Subsequent to December 31, 2024, the Company completed several financing transactions intended to improve liquidity, including (i) the conversion of approximately $2.5 million of debt into Series D Preferred Stock, (ii) the completion of the Series D financing for aggregate consideration of approximately $3.0 million, including the debt conversion, and (iii) entry into a revolving credit facility with a maximum commitment amount of $6.0 million. Management considered these transactions in its evaluation of the Company's ability to continue as a going concern under ASC 205-40. Notwithstanding these transactions, management concluded that substantial doubt was not alleviated due to the Company's history of operating losses, negative working capital, anticipated future cash requirements, debt service obligations, and continued dependence on generating additional operating cash flow and obtaining external financing.

The accompanying financial statements have been prepared on a going-concern basis and do not include any adjustments that might be necessary to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

While preparing its financial statements as of and for the year ended December 31, 2024, management identified errors related to (i) the accounting for deferred tax valuation allowances, (ii) the capitalization of certain third-party logistics costs, and (iii) the classification of the Company's convertible preferred stock. Management evaluated the errors individually and in the aggregate and concluded that the previously issued financial statements should be restated.

F-9

The combined effect of the two errors described in (a) and (b) below was to increase the Company’s net loss for the year ended December 31, 2023 by $2,861,554, from $4,222,767 as previously reported to $7,084,321 as restated. The reclassification described in (c) below did not affect the Company’s net loss, total assets, total liabilities, or cash flows for any period presented, and had no effect on loss per share; it reduced permanent total stockholders’ equity as of December 31, 2023 by $27,716,888 and established temporary equity of the same amount, presented separately from and outside of permanent stockholders’ equity. The corrections described in (a) and (b) are non-cash in nature and had no effect on the Company’s total operating, investing, or financing cash flows for the year ended December 31, 2023.

(a)	Valuation allowance on deferred tax assets

Management determined that the Company had not recorded a valuation allowance against its deferred tax assets, including those related to its federal and state net operating loss carryforwards. Based on the weight of available evidence—including the Company’s history of recurring operating losses and the resulting cumulative loss position—it is more likely than not that these deferred tax assets will not be realized, and a full valuation allowance should have been recorded in periods prior to and including the year ended December 31, 2023.

The cumulative effect of this error on periods prior to 2023 is reflected as a $4,028,043 increase in accumulated deficit as of January 1, 2023. The correction increased the provision for income taxes for the year ended December 31, 2023 by $1,157,499 (deferred federal $1,010,744 and deferred state $146,755) and reduced net deferred tax assets and total stockholders’ deficit by $5,185,542 as of December 31, 2023.

(b)	Capitalization of third-party logistics costs

Previously, the Company capitalized third-party logistics (3PL) costs to inventory, including warehousing storage fees, outbound handling costs, and return logistics costs, based on inventory turnover days. Upon further analysis, the Company determined that these costs should be expensed as period costs rather than capitalized to inventory, as they cannot be objectively allocated to specific inventory units and do not directly bring inventory to its existing condition and location. Only inbound receiving costs that are directly traceable to specific inventory purchases should be capitalized. Correcting this error reduced inventory and increased cost of sales by $1,704,055 for the year ended December 31, 2023. The error did not affect periods prior to the year ended December 31, 2023.

The following tables summarize the effect of both corrections on the affected line items of the Company’s financial statements as of and for the year ended December 31, 2023, and the cumulative effect on accumulated deficit as of January 1, 2023.

(c)	Classification of convertible preferred stock as temporary equity

The Company’s outstanding convertible preferred stock (Series A, B, C, and D) is redeemable upon the occurrence of certain deemed-liquidation events—including a merger, a sale of voting control, or a sale, lease, or exclusive license of substantially all of the Company’s assets—that are not solely within the control of the Company. Under the SEC’s guidance in ASC 480-10-S99-3A, preferred stock that is redeemable upon an event that is not solely within the issuer’s control must be classified outside of permanent deficit. The Company had previously classified all of its convertible preferred stock within permanent stockholders’ deficit. The Company has corrected this classification by reclassifying the convertible preferred stock—consisting of its par value and the related additional paid-in capital, net of issuance costs—to a separate temporary (mezzanine) equity caption presented between total liabilities and stockholders’ deficit.

The convertible preferred stock is not mandatorily redeemable and is not a liability under ASC 480-10-25. It was recorded at its issuance-date fair value (net proceeds) and is not accreted to its redemption (liquidation) amount because a deemed-liquidation event was not probable as of any balance sheet date presented. The correction affects only the classification of amounts within the balance sheet; it had no effect on total assets, total liabilities, net loss, cash flows, or loss per share for any period. The reclassification has been applied to the balance sheet as of December 31, 2023 and to stockholders’ deficit as of January 1, 2023, and is reflected in the balance sheet as of December 31, 2024. See Note 3, Significant Accounting Policies, and Note 8, Convertible Preferred Stock.

F-10

The following tables summarize the effect of the three corrections on the affected line items of the Company’s financial statements as of and for the year ended December 31, 2023, and on stockholders’ equity as of January 1, 2023.

	As Previously Reported	Deferred Tax Adjustment	Inventory Adjustment	Preferred Reclassification	As Restated
Inventory	$10,479,774	$-	$(1,704,055)	$-	$8,775,719
Total current assets	12,892,145	-	(1,704,055)	-	11,188,090
Deferred tax assets, net	5,185,542	(5,185,542)	-	-	-
Total assets	20,834,918	(5,185,542)	(1,704,055)	-	13,945,321
Redeemable convertible preferred stock (temporary equity)	-	-	-	27,716,889	27,716,888
Preferred Stock	121	-	-	(121)	0
Additional paid-in-capital	29,708,997	-	-	(27,716,889)	1,992,109
Accumulated deficit	(19,247,806)	(5,185,542)	(1,704,055)		(26,137,403)
Total stockholders’ deficit	$10,461,313	$(5,185,542)	$(1,704,055)	$(27,716,889)	$(24,145,173)
Total liabilities, temporary equity, and stockholders’ deficit	20,834,918	(5,185,542)	(1,704,055)	-	13,945,321

Effect on the statement of operations for the year ended December 31, 2023:

	As Previously Reported	Deferred Tax Adjustment	Inventory Adjustment	As Restated
Cost of sales	$13,141,813	-	$1,704,055	$14,845,868
Gross profit	14,218,554	-	(1,704,055)	12,514,499
Loss before income taxes	(5,370,212)	-	(1,704,055)	(7,074,267)
Benefit (provision) for income taxes	1,147,445	(1,157,499)	-	(10,054)
Net loss	(4,222,767)	(1,157,499)	(1,704,055)	(7,084,321)
Net loss per share, basic and diluted	$(0.35)	$(0.09)	$(0.14)	$(0.60)

Cumulative effect on accumulated deficit as of January 1, 2023:

	As Previously Reported	Restatement Adjustment	As Restated
Accumulated deficit	$(15,025,037)	$(4,028,043)	$(19,053,080)
Total stockholders’ deficit	$7,690,430	$(4,028,043)	$3,662,387

The statement of changes in stockholders’ deficit has been re-presented to reflect the January 1, 2023 opening balances as previously reported, the restatement adjustments described above. The information above should be read together with Note 3, Significant Accounting Policies, Note 8, Convertible Preferred Stock, and Note 10, Income Taxes.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying financial statements include the accounts of the Company. The accompanying financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“GAAP”) as found in the Accounting Standards Codification (“ASC”) of the Financial Accounting Standards Board (“FASB”).

F-11

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Those estimates include the allowance for credit losses and certain variable considerations included as part of revenue recognition. These estimates are inherently subject to judgment based on historical data of the Company and actual results could differ from those estimates.

Cash & Cash Equivalents

Cash consists of bank deposits and amounts in transit from banks for credit card and debit card transactions that will be processed in less than seven days. The company considers all highly-liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Company did not carry any cash equivalents.

The Company’s cash is primarily maintained in checking accounts. These balances may, at times, exceed the U.S. Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses on deposits of cash and cash equivalents. At December 31, 2024 and 2023, the company had cash in excess of FDIC insurance coverage in the operating account of $188,835 and $457,328, respectively.

Trade Receivables

Trade receivables are stated at amortized cost, net of an allowance for credit losses. The Company estimates expected credit losses on trade receivables in accordance with the Current Expected Credit Losses (CECL) model under ASC 326. The allowance is based on historical loss experience, the aging of receivables, current and forecasted economic conditions, and management’s assessment of the collectability of individual customer accounts.

Management regularly evaluates the adequacy of the allowance based on these factors, and adjustments are recorded when appropriate. If there is a deterioration in a major customer’s creditworthiness or actual losses exceed historical trends, the Company’s estimates of expected credit losses could be adversely affected. At December 31, 2024 and 2023, the allowances for credit losses were as follows:

Year Ended December 31	2024	2023
Beginning balance	$206,294	$128,247
Provision for credit losses	140,478	76,024
Write-offs	(221,665)	-
Ending balance	$125,107	$206,294

Inventories and Inventories in Transit

Inventories and inventories in transit, which consist entirely of finished goods, are stated at the lower of cost (determined on the average cost basis) or net realizable value. The costs related to freight, import duties, and fees related to the purchases of inventories, are capitalized as part of the inventory, and are included in the cost of sales as products are sold.

F-12

At any one time, inventories include items that have been written down to the Company’s best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise, anticipated demand based on factors such as customer preferences and fashion trends, as well as anticipated markdowns to reduce the price of merchandise from its recorded retail price to a retail price at which it is expected to be sold in the future. These estimates are based on historical experience and current information about future events which are inherently uncertain. The Company accrues for inventories in transit once it takes legal ownership and title to the merchandise. The allocation of inventory at December 31 2024 and 2023 are as follows:

Year Ended December 31	2024	2023
Finished goods	$7,971,196	$7,415,601
Consignment inventory	108,845	106,022
Capitalized inventory reserve	25,541	38,226
Inventory in transit	530,396	1,280,134
Inventory reserve	(423,732)	(64,264)
Total Inventory	$8,212,246	$8,775,719

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of major classes of depreciable assets are as follows:

Asset Class	Estimated Useful Life
Website and internal-use software	3 Years
Computer equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	The lessor of the life of the leasehold with renewals or 7 Years

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired, and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations. The Company includes its website and internal use software as part of Property and Equipment.

Costs incurred during the development stage related to website or other internally developed software additions are capitalized. Amortization of such costs occurs on a straight-line basis over the estimated useful life of the related asset and begins once the asset is ready for its intended use. Subsequent costs to maintain these assets are charged to expense, as incurred.

Intangible Asset – Trade Name

The Company’s intangible asset pertains to the trade name related to the Coyuchi brand that was acquired in 2007. Trade names have an indefinite life and are not subject to amortization, but are being reviewed annually (or more frequently if impairment indicators arise) for impairment. Impairment indicators include the significant decrease in the fair value of an asset, significant adverse changes in the extent or use or physical condition of an asset, significant adverse change in legal or regulatory factors affecting an asset, operating or cash flow losses (or a projection of losses) that demonstrate continuing losses associated with the use of an asset, or a current expectation that, more likely than not, an asset will be sold or disposed. Management believes that there is no impairment on the Company’s trade name as of and for the years ended December 31, 2024 and 2023.

F-13

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flows, before interest, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. For a depreciable asset, the new cost will be depreciated over the asset’s remaining useful life. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the asset. No impairment losses were recorded for the years ended December 31, 2024 and 2023.

Revenue Recognition

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contract with Customers (“ASC 606”) under the retrospective method. The standard requires entities to recognize revenue upon transfer of goods or services to customers in amounts that reflect the consideration that the entities expect to receive in exchange for those goods or services. ASC 606 also requires the deferral of incremental costs of obtaining a contract with a customer.

Revenue primarily consists of sales of organic cotton and other natural fiber bedding, bath, and apparel items to wholesale customers, direct-to-consumer sales through the Company’s website and other third party platforms. Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services, which is upon item fulfillment and shipment.

The Company has three revenue channels: Wholesale, Direct-to-consumer, and Other. Wholesale pertains to sales made to customers who order in bulk with the intent of resale the purchased goods. Direct-to-consumer pertains to sales made directly to end-users. Other channels pertain to sales to the hospitality industry or sales made during one-time events such as liquidation sales.

For the Company’s wholesale customer transactions, a contract exists when a written contract is received, or in the absence thereof, a written purchase order is received, and control transfers at the time of shipment or the time of delivery, depending upon the specific terms of customer arrangement. For the Company’s direct-to-consumer transactions, a contract exists when an order is placed online and control transfers upon shipment of merchandise to the customer. Generally, all of the Company’s transactions with its customers include a single performance obligation satisfied at a point in time. Postage and handling charges billed to customers are also recognized as sales upon shipment of the related merchandise. The typical payment terms for wholesale customers are net 30-days. On the other hand, direct-to-consumer payments are made upon completion of the order.

The following table presents the Company’s revenues disaggregated into categories based on the sales channel for the years ended December 31, 2024 and 2023:

	2024	2023
Direct-to-consumer	$26,933,417	$31,661,169
Wholesale	4,911,809	4,703,723
Others	331,402	391,298
Adjustments, Discounts and Refunds	(5,561,936)	(9,395,823)
Net Sales	$26,614,692	$27,360,367

Revenue from gift cards is deferred and recognized upon the redemption of the cards. Gift cards have no expiration date.

The Company’s standard terms for online sales allow for returns within 30 days from the date of sale, if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved. Costs of returns are recorded under a contra revenue account and during promotional periods, additional expected returns will be accrued for as a current liability. The Company’s allowance for returns, which is included in accrued liabilities in the balance sheet, was approximately $217,078 and $349,881 as of December 31, 2024 and December 31, 2023, respectively.

F-14

All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. The customer has no cancellation privileges after shipment, other than customary rights of return.

Advertising Costs

Marketing and advertising costs were $6,587,932 and $6,050,166 for the years ended December 31, 2024 and 2023, respectively, and are included in marketing and advertising expenses on the statement of operations. Advertising costs are expensed when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no changes to the Company’s tax positions in the current year. The Company accounts for interest and penalties generated by income tax contingencies as interest expense in the statement of operations. No interest and penalties have been recorded for the years ended December 31, 2024 and 2023.

Earnings per share

Earnings per share may either be basic or diluted. The Company computes for the basic earnings per share by dividing the net income over the weighted number of common shares issued and outstanding for the year. For diluted earnings per share, the dilutive effects of potential common shares are considered in the computation. Potential common shares include stock which may be issued from conversion of a debt or equity instrument, exercising of stock warrants and options, among others. See Note 13 for details.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily cash and receivables. The Company generally deposits its cash with insured depository institutions and from time to time such amounts on deposit may exceed the amount of federal deposit insurance limit.

The Company sources its products from several vendors. During 2024 and 2023, four suppliers accounted for 30% and 49% of the purchase of goods of the Company, respectively.

At December 31, 2024 and 2023, three wholesale customers accounted for 53% and 34% of the accounts receivable of the Company, respectively.

Management has done an extensive analysis to gauge the impact of the recent Reciprocal Tariffs announcement under the Trump administration and has determined that the Company will see a net marginal impact. Management has preemptively deployed several initiatives to mitigate the future announcement of Reciprocal Tariffs and has since effected, or about to effect in the short-term, select price increases and cost-saving programs to offset and preserve landing costs and gross margins.

F-15

Redeemable Convertible Preferred Stock

The Company’s convertible preferred stock is redeemable upon certain deemed-liquidation events — including a merger, a sale of voting control, or a sale of substantially all of the Company’s assets — that are not solely within the Company’s control. In accordance with the SEC’s guidance in ASC 480-10-S99-3A, the preferred stock is therefore classified outside of permanent equity as temporary (mezzanine) equity. The preferred stock is not mandatorily redeemable and is not a liability under ASC 480-10-25. It is recorded initially at issuance-date fair value (proceeds received), net of issuance costs. Because a deemed-liquidation event is not probable, the carrying amount is not accreted to the redemption (liquidation) amount; the Company reassesses this conclusion each reporting period.

Fair Value of Financial Instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

●	Level 1- Quoted prices in active markets for identical assets or liabilities.

●	Level 2- Observable inputs other than quoted prices in active markets for identified assets and liabilities, quoted prices for identical or similar assets or liabilities in active markets, or other inputs observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3- Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments, which include cash, receivables, accounts payable, accrued liabilities, customer deposits, line of credit, notes payable, and long-term debt, are carried at amounts that approximate fair value due to their short-term maturities or the short-term nature of the accounts. The fair value of the Company’s non-current portion of long-term debt, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

Stock Based Compensation

Stock based compensation is measured at the grant date based on the fair value of the award and is recognized as compensation expense on a straight-line basis over the service period, which is generally the vesting period. The fair value of the Company’s common stock underlying stock options has to date been determined through use of valuation specialists performing a valuation under the requirements of Internal Revenue Code Section 409(a).

The Company has elected to use the Black-Scholes Merton (“BSM”) option-pricing model to determine the fair value of stock options granted in the period of these financial statements. The Company utilizes the BSM model when the options granted do not include complex vesting provisions, such as market or performance conditions, or contain provisions that trigger liability accounting under either ASC 480 or ASC 815. The BSM pricing model requires various assumptions and estimates, including the fair value of the underlying, volatility of the underlying, risk-free interest rates, dividend rates and expected option term. The Company accounts for forfeitures as they occur.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “Common Stock Valuations” below), are estimated as follows:

●	Expected term. The Company estimates the expected term based on the simplified method for employees contained within Staff Accounting Bulletin No. 110.
●	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

F-16

●	Expected volatility. The Company estimates the volatility of our common stock on the date of grant based on the weighted-average historical stock price volatility of comparable publicly-traded companies in our industry group.
●	Expected dividend yield. Expected dividend yield is zero percent, as the Company has not paid and does not anticipate paying dividends on our common stock.

Leases

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the guidance, the Company is required to determine whether an arrangement contains a lease at inception and to recognize a lease liability and a right-of-use asset, for operating leases, or capitalized as property and equipment, for finance leases.

The Company has elected the ‘package of practical expedients’ available upon adoption, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Calculation of the present value is based on the incremental borrowing rate of the Company, which is the interest rate applicable to the Company should the leased asset be acquired through financing, on a secured basis. Lease agreements in effect during the period of these financial statements contain options for the Company to renew the lease. The Company considers the options in the determination of the lease term by assessing the likelihood of the Company to utilize the renewal option.

Recently Issued Accounting Standards

Recently Issued Accounting Pronouncements — Not Yet Adopted

Income Taxes. In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information within the effective tax rate reconciliation using both percentages and reporting-currency amounts across prescribed categories, and disaggregation of income taxes paid (net of refunds received) by federal, state, and foreign jurisdictions. For the Company, the standard is effective for the fiscal year beginning January 1, 2025, and may be applied prospectively, with retrospective application permitted. Because the amendments affect disclosures only, adoption is not expected to have an effect on the Company’s financial position, results of operations, or cash flows. The Company is currently evaluating the effect of the new disclosure requirements.

Disaggregation of Income Statement Expenses. In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), as clarified by ASU 2025-01 issued in January 2025, which requires disclosure in the notes to the financial statements of specified information about certain costs and expenses — including purchases of inventory, employee compensation, and depreciation and amortization — within relevant income statement expense captions, as well as separate disclosure of total selling expenses and, on an annual basis, the Company’s definition of selling expenses. For the Company, the standard is effective for the fiscal year beginning January 1, 2027, and interim periods within the fiscal year beginning January 1, 2028, and may be applied either prospectively or retrospectively. Because the amendments affect disclosures only, adoption is not expected to have an effect on the Company’s financial position, results of operations, or cash flows. The Company is currently evaluating the effect of the new disclosure requirements.

F-17

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2024 and 2023:

	2024	2023
Website and internal-use software	$2,897,912	$2,177,292
Computer and equipment	415,133	417,502
Furniture and fixtures	268,234	268,234
Leasehold improvements	139,579	139,579
Total	3,720,858	3,002,607
Less accumulated depreciation and amortization	(2,534,208)	(1,783,925)
Property and equipment, net	$1,186,650	$1,218,682

Depreciation and amortization expense for the years ended December 31, 2024 and 2023 was $730,274 and $562,420, respectively.

NOTE 5 – LINE OF CREDIT LOANS

Line of credit loans consist of the following as of December 31, 2024 and 2023:

	2024	2023
Merchant Factors Group	$-	$461,649
Rosenthal & Rosenthal	1,981,497	-

In August 2022, the Company entered into an asset-backed revolving credit agreement with Merchant Factors Group. The agreement with Merchant Factors Group allows the Company to borrow the lesser between the maximum credit and the sum of 80% of the Company’s Accounts Receivable, deemed eligible for borrowing purpose, plus the lesser between 85% of net liquidation value of inventories and 55% value of finished goods, as deemed eligible for borrowing purposes. The line of credit has a maturity of 2 years from inception, with a provision for yearly automatic renewal, which may be cancelled by either party through provision of a 60-day notice.

Additionally, in August 2022, the Company entered into an additional revolving credit agreement with a member of the Board of Directors. The Company, at any one time, may obtain promissory notes not exceeding $4,750,000 from the said credit line. The note shall bear interest at a rate of 7.75% + 12-MAT Index, rounded to the nearest 1/8%, per annum. The 12-MAT Index shall pertain to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. The note, together with the accrued interest, shall be due and payable on December 31, 2024. The note is subject to a subordination agreement with Merchant Financial Group, wherein the outstanding debt to Merchant Financial Group will take priority over the note.

In March 2023, the parties entered into another agreement for additional amount of $660,000, increasing the line of credit from $4,750,000 to $5,410,000, with a note carrying the same particulars as the previously issued one and is due and payable on December 31, 2024. During 2023, the Company had fully drawn down the additional funds. Subsequently, in September 2023, the Company entered into a Debt Cancellation and Pay-off Agreement (the “Debt Cancellation Agreement”) with Ms. Smith and Mr. Brine. Pursuant to the Debt Cancellation Agreement, the Company’s outstanding indebtedness under the Promissory Note and the Revolving Credit Agreement in the aggregate principal amount of $5,410,000 was canceled and, in exchange, the Company issued 834,877 shares of Series C Preferred Stock to each of Ms. Smith and Mr. Brine, totaling 1,669,754 shares of Series C Preferred Stock in aggregate.

F-18

On April 8, 2024, the line of credit with Merchant Factors Group was terminated and replaced by a new line of credit with Rosenthal and Rosenthal, amounting to $3,000,000. The allowable borrowable amount is either 75% of eligible accounts receivables, or the lesser of 50% of eligible inventory at the lower of cost or fair market value which shall be no greater 85% appraised liquidation or $3,000,000. Interest shall accrue at the rate of 2% plus the Prime Rate. As of December 31, 2024, $1,981,497 was outstanding under the Rosenthal and Rosenthal revolving line of credit, compared to $461,649 outstanding under the Merchant Factors Group line of credit as of December 31, 2023, prior to its replacement.

In 2025, the Rosenthal and Rosenthal line of credit was extinguished and replaced. See Note 15 for details.

NOTE 6 – TERM LOANS

On August 26, 2024, the Company entered into a short-term loan agreement with Agility Capital III, LLC (“Agility Loan”), to provide the Company with a loan in the principal amount of $1,000,000. The loan shall pay interest on the outstanding principal balance at a fixed rate per annum equal to 13.5%. Interest shall be payable in arrears on the first day of each month until the loan has been extinguished or reaches the loan maturity date of March 1, 2025.

On December 11, 2024, the Company paid $500,000 of the then outstanding principal balance on the Agility Loan and the loan agreement was amended to extend the loan maturity date to June 30, 2025. As of December 31, 2024 and 2023, amounts outstanding under this agreement were $500,000 and nil, respectively. The carrying amount of the loan as of December 31, 2024 was $429,251, net of an unamortized warrant discount originally at $120,000, of which $49,251 was amortized during 2024, resulting in an unamortized discount of $70,749.

In 2025, the term loan was extinguished and replaced. See Note 15 for details.

NOTE 7 – NOTES PAYABLE

In 2023, the Company issued a promissory note with a related-party of a board member providing for a loan to the company in the principal amount of $600,000, which accrues interest at a rate of 12% per annum. In 2024 and 2025, the promissory note was amended several times, extending the loan maturity date to December 31, 2026. As of December 31, 2024 and 2023, amounts outstanding under this agreement were $715,397 and $643,397, respectively (See Note 14).

On February 14, 2024 and March 15, 2024, the Company issued promissory notes to Saffron Hill Ventures 2 LP, a stockholder of the Company affiliated with Ranjeet Bhatia, a member of the board of directors, amounting to $650,000 each, totaling to $1,300,000. Subsequently, the Company issued additional promissory notes to Saffron Hill Ventures 2 LP on August 7, 2024 and August 12, 2024, amounting to $500,000 each, bringing the total outstanding promissory notes to $2,300,000. The promissory notes accrue simple interest at a rate per annum equal to the US federal funds rate in effect on the date of each monthly payment, plus three percent (3%). As of December 31, 2024 and 2023, amounts outstanding under this agreement were $2,418,766 and nil, respectively (See Note 14).

NOTE 8 – STOCKHOLDER’S DEFICIT

Common Stock

The Company has authorized for issuance up to 56,600,000 shares of a single class common stock, having a par value of $0.00001 per share. As of December 31, 2024 and 2023, 12,532,616 and 12,282,616 common shares, respectively, were issued and outstanding. The holders of the common stock are entitled to one vote for each share.

Preferred Stock

The Company has authorized for issuance up to 43,700,000 shares of convertible preferred stock, all of which are designated and having a par value of $0.00001 per share as part of the Company’s Regulation A+ transaction.

F-19

In April 2023, the Company amended the stock offering price of the offered Series C Preferred stocks in its ongoing Reg A+ offering, reducing the stock price from $4.05 per share to $3.24 per share for large investors who purchase more than $1,000,000 of Series C Preferred stocks and $4.50 per share to $3.60 per share for all other investors. The Reg A+ offering includes certain down round provisions. This action required the Company to issue an additional 86,409 shares of Series C Preferred in accordance with the offering documents.

In 2023, the Company issued 509,433 shares of Series C Preferred stock and raised gross proceeds of approximately $1,671,000, with offering costs net against it of approximately $307,000, in the aforementioned Reg A+ offering. In addition, $50,000 of expenses paid directly by a related party were treated as part of the Reg A+ offering and included in the 509,433 shares of Series C preferred noted above.

In September 2023, 1,669,754 Series C Preferred shares were issued as a result of a debt-to-equity conversion agreement (See Note 5).

In 2024, the Company issued 100,193 shares of Series C Preferred stock and raised gross proceeds of approximately $186,337, with offering costs net against it of approximately $91,399, in the aforementioned Reg A+ offering.

On November 27, 2024, the Company designated a new class of stock known as Series D Preferred Stock, authorizing up to 8,000,000 shares at a purchase price of $0.46 per share. In 2024, the Company held an initial close, issuing 1,086,956 shares of Series D preferred stock and raising $500,000 in gross proceeds (See Note 14).

Outstanding preferred shares as of December 31, 2024 are as follows: 1,086,956 shares of Series D preferred stock, 6,220,911 shares of Series C preferred stock, 6,036,922 shares of Series B preferred stock, and 512,789 of Series A preferred stock.

Outstanding preferred shares as of December 31, 2023 are as follows: 6,165,829 shares of Series C preferred stock, 6,036,922 shares of Series B preferred stock, and 512,789 of Series A preferred stock.

The holders of the preferred stock currently have no redemption rights. The characteristics of the preferred stocks are as follows:

Voting

The holders of Series D, C, B, and A preferred stocks are entitled to the number of votes equal to the number of shares of common stock into which such shares could convert. However, for as long as at least 435,000 Series A preferred shares are outstanding, the holders are entitled to elect two members of the Board of Directors by vote at each meeting or pursuant to written consent of the Company’s stockholders for the election of directors.

In addition, for as long as at least 435,000 Series A shares are outstanding, the holders of the respective preference shares, as a class, shall vote on the approval of the following: changes in the Articles of Incorporation or By-Laws, changes in the authorized number preferred stock, changes in the number of members of the Board of Directors, voluntary dissolutions, liquidation, or winding up of the business, and agreements on asset transfer acquisitions.

The holders of other Series of preferred stock, other than Series A, together with the holders of common stock, voting together as one class shall be entitled to vote for the remaining members of the Board of Directors.

Dividends

The holders of Series D, C, B, and A preferred stocks shall be entitled to receive dividends at a rate equal to 4% of the original issue price (as defined), prior and in preference to any declaration or payment of any dividend on the common stock, payable when, as and if declared by the Company’s Board of Directors. The right to dividends is not cumulative and does not accrue to the holders of Preferred Series D, C, B, or A shares.

F-20

During the years of 2024 and 2023, no dividends have been declared on any series of preferred stock, nor were there any outstanding or unpaid dividends on any shares of preferred stock.

Liquidation Preference

In the event of liquidation (as defined), the holders of Series D, C, B, or A preferred stock shall be entitled to receive distributions out of the assets of the Company that are legally available for distribution or the consideration received in such a transaction before any distribution is made to the holders of common stock. If the proceeds of such liquidation event are equal or more than the liquidation preference of series D shares, the holders of Series D preferred stock will be entitled to receive the liquidation preference and the holders of Series C will receive the remaining proceeds. If the proceeds of such liquidation event are equal or more than the liquidation preference of series C shares, the holders of Series C preferred stock will be entitled to receive the liquidation preference and the holders of Series B will receive the remaining proceeds. If the proceeds of such liquidation event are equal or more than the liquidation preference of Series B shares, the holders of Series B preferred stock will be entitled to receive the liquidation preference and the holders of Series A will receive the remaining proceeds. If the proceeds of a liquidation event are equal or more than the proceeds allocated to Series D, C, B and A holders, the remaining amount will be allocated to holders of Common Stock. The liquidation preference for each Series D, C, B, and A is equal to the greater of (i) the original issue price (adjusted for stock dividends, stock splits, and the like) plus declared but dividends or (ii) the amount that would be distributable with respect to such shares had such shares of a Series preferred stock been converted to common stock.

Classification as Temporary Equity

The preferred stock has no stated redemption date and no redemption right at the option of the holder. However, upon a Liquidation Event — which, as described above, includes an Acquisition (a merger, consolidation, or sale of voting control) or an Asset Transfer (a sale, lease, or exclusive license of substantially all of the Company’s assets) — the holders are entitled to receive their liquidation preference, payable in cash or other consideration. Because these deemed-liquidation events are not solely within the Company’s control, the preferred stock is presented as temporary (mezzanine) equity, separately from permanent stockholders’ deficit, in accordance with ASC 480-10-S99-3A.

The preferred stock is not mandatorily redeemable and is not a liability under ASC 480-10-25. It was recorded at issuance-date fair value (net proceeds) and is not accreted to its redemption amount because a deemed-liquidation event is not probable as of the balance sheet date. As of December 31, 2024, the aggregate liquidation preference of the preferred stock (the amount that would be payable upon a Liquidation Event) was approximately $28,311,826 and $27,716,888 for the years ending December 31, 2024 and 2023. The preferred stock was not redeemable as of December 31, 2024 and 2023.

Conversion

The Series D, C, B, and A preferred stock may, at the option of the holder, be converted at any time into common stock using a formula which is determined from dividing the original issue price by the conversion price, as adjusted, at that time. Adjustments may occur in the event of (a) a standard anti-dilution event, (b) the issuance by the Company of any like preferred or common share at a price per share lower than that received by the purchaser of the respective preferred share, (c) any instrument convertible or exercisable into a share of like preferred or common share of the Company. Certain issuances are exempt from the adjustment requirements, including those grants issued to employees, directors and consultants by the Company for compensatory purposes.

As of December 31, 2024 and 2023, the rate of conversion of all series of convertible preferred stock is one to one.

Reissuance

Each Series share of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise, shall not be reissued. Due to the conversion of certain stockholders of Series B-1, B, A-1, and A stocks, 301,794 shares of Series A preferred stock, 4,766,537 shares of Series A-1 preferred stock, 7,816,126 shares of Series B preferred stock, and 1,848,557 shares of Series B-1 preferred stock were acquired by the Company in 2022.

F-21

NOTE 9 – STOCK OPTION PLAN

In 2009, the Company established the Coyuchi, Inc. 2009 Stock Plan (the “2009 Stock Plan”). The 2009 Stock Plan expired as to new grants in 2019. In 2020, the Company established the Coyuchi, Inc. 2020 Stock Plan (the “2020 Stock Plan”). Options that were issued and remained outstanding under the 2009 Stock Plan remain exercisable for the remaining contractual terms of those options, and any options that lapsed rolled over to the 2020 Stock Plan. The Board of Directors are the administrators of the 2020 Stock Plan, but may designate a Board committee to execute its duties under the Stock Plan.

The Board of Directors and Stockholders provided for a written consent dated May 2, 2022 to increase the reserves of the 2020 Stock Plan by 350,000 shares of the Company’s common stock for issuance. On December 4, 2023, the common stock share reserves of the 2020 Stock Plan were further increased by 2,464,000 shares of the Company’s common stock for issuance. The 2020 Stock Plan had a total of 5,069,325 and 4,088,485 shares of the Company’s common stock authorized for issuance as of December 31, 2024 and 2023, respectively, of which 1,337,325 and 1,802,573 shares were available for future issuance as of December 31, 2024 and 2023, respectively.

Option awards are generally granted with an exercise price and vesting period established at the discretion of the Company’s Board of Directors, provided, however, that (i) the exercise price per share shall not be less than the fair market value of the stock on the effective date of the grant and (ii) the exercise price per share shall not be less than 110% of the fair market value of the stock on the grant date if the award is made to a 10% shareholder. Options generally vest over 48 months subject to certain cliff vesting generally at the 6 and 12-month anniversary of the option issuance date.

The Company uses the Black-Scholes Model to value its option grants. The expected term of the stock option represents the weighted-average period that the stock options are expected to remain outstanding.

The Company’s expected terms of the stock option were derived using the simplified method. Expected volatilities are based on the historical volatilities of public companies operating in the same or similar lines of business as the Company over a similar expected term. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company accounts for forfeitures of awards as they occur.

The fair values of the Company’s stock options granted during 2024 and 2023 were estimated using the following weighted-average assumptions:

	2024	2023
Expected term (years)	6.25	6.25
Volatility	66.00%	68.00%
Discount rate	4.13%	4.16%
Dividend	0.00%	0.00%

The following table summarizes information about stock options outstanding as of December 31, 2024 and 2023.

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Balance, January 1, 2023	$3,467,159	$0.64	$6.65
Options granted	1,352,000	0.64	9.89
Options exercised	-	-	-
Options terminated or expired	(541,440)	-	-
Balance, December 31, 2023	4,277,719	0.64	6.65
Options granted	2,592,000	0.88	9.56
Options exercised	(250,000)	0.00	0.00
Options terminated or expired	(2,126,752)	(0.10)	-
Balance, December 31, 2024	$4,492,967	$0.69	$7.39

Options vested and exercisable as of December 31, 2024	2,369,592	0.65	6.85
Options expected to vest as of December 31, 2024	4,492,967	0.64	6.85

F-22

During 2024 and 2023, a total of 2,592,000 and 1,352,000 options, respectively, were granted to the eligible employees of the Company.

The Company’s stock-based compensation was $330,987 and $144,364 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 there was $1,360,805 remaining of stock-based compensation that will be recognized over a weighted-average remaining vesting period of 3.38 years.

NOTE 10 – WARRANTS

On January 5, 2022, the Company issued a Common Stock Purchase Warrant to FundAthena, Inc. d/b/a Manhattan Street Capital in connection with a Regulation A+ engagement agreement. The warrant is exercisable through January 5, 2029 and entitles the holder to purchase shares of the Company’s common stock. The number of shares issuable upon exercise is determined by dividing the aggregate project management retainer fees paid by the Company under the engagement agreement, not to exceed $120,000, by the exercise price. The exercise price is equal to 50% of the initial price at which securities are sold in the applicable financing, subject to customary adjustments for stock splits, stock dividends, combinations, reclassifications and certain other capital events. On December 31, 2023, the Company re-evaluated outstanding warrants and recognized a gain of $2,400. Management reassessed the fair value of the warrant as of December 31, 2024 and determined that the change in fair value from the December 31, 2023 measurement was not significant; accordingly, no material adjustment was recognized.

On August 27, 2024, the Company issued warrants to Agility Capital III, LLC and Top Mark Capital Partners LP (the “Holders”) in connection with a Loan Agreement dated August 26, 2024. The warrants provide the Holders the right to purchase up to 83,333 shares of the Company’s capital stock at an exercise price equal to the lesser of (i) 80% of the lowest price per share paid by investors in a future Qualified Financing or (ii) $3.60 per share, in the event no such financing occurs and the warrants convert into Series C Preferred Stock.

The warrants will expire on August 26, 2034, unless earlier exercised or repurchased. As of the reporting date, no Qualified Financing has occurred, and no events of default have been triggered under the Loan Agreement. The number of shares issuable under the warrant is subject to anti-dilution-like adjustments in the event of default, increasing by 25% upon the occurrence of an Event of Default and by an additional 10% every 15 days thereafter until the default is cured.

The warrant includes a cash-settlement feature (a “put” right), under which the Holder may require the Company to repurchase the warrants for a fixed fee of $150,000, which increases by the same percentages as noted above in the event of default. The put right is exercisable upon the closing of an Acquisition or Public Offering.

The fair value of the warrants on the issuance date was estimated at $1.32, using the Black-Scholes option pricing model, with the following key assumptions:

Assumption	Value
Valuation date	December 31, 2024
Expected life	1.75 years
Expected volatility	40.9%
Risk-free interest rate	4.217%
Dividend yield	0.00%
Exercise price	$3.39
Fair value per share	$1.32

F-23

NOTE 11 – COMMITMENTS, LEASES

Office and retail space lease

Leases are classified as either operating or finance lease on the lease commencement date, based on the present value of the minimum lease payments. Present value is determined based on the borrowing rate of the Company. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Currently, all of the leases of the Company are classified as operating leases.

The Company includes lease renewal in the determination of the lease term if, after consideration of the relevant economic factors such as expected market lease rates for similar assets in the renewal option period, changes made in the leased assets, costs of transfers, among others, it is reasonably certain that the Company will exercise the option in full or up to the extent that the renewal option will be exercised.

The Company’s weighted average discount rate for its leases is 1.88%.

After initial recognition, remeasurement is made when a lease is either partially derecognized, fully derecognized, or additions to the lease are made. In 2024, below were the changes in the leases of the Company:

●	In March 2024, the Company signed an agreement to lease its sales room on a month-to-month basis.

●	In January 2023, the Company extended its office lease for the period from January 2023 to December 2025. There is no option to renew. The extension of the lease agreement resulted in a remeasurement of right of use asset and lease liability, with additions amounting to $117,867 and $104,735, respectively.

●	In March 2021, the Company extended its sales room lease for the period from April 1, 2021 to March 31, 2024. The lease has an option to renew for an additional 2 years. The lease was originally accounted for as a short-term lease from July 1, 2020 to March 31, 2021.

Right of use asset, net of amortization, and lease liability as of December 31, 2024 and 2023 are as follows:

	2024	2023
Right-of-use asset, net of amortization	$375,610	$484,001
Lease liability	$297,164	$500,744

Operating lease costs charged to general and administrative expenses for December 31, 2024 and 2023 are $172,666 and $262,547, respectively.

As of December 31, 2024, the Company’s lease liabilities mature as follows:

2024
2025	260,946
2026	11,108
2027 and onwards	-
Total lease payments	272,054
Less imputed interest	(12,469)
Present value of lease liabilities	$259,584

Operating leases have a remaining useful life of 1.1 years and 3 years as of December 31, 2024 and 2023, respectively.

F-24

NOTE 12 – INCOME TAXES

The provision for income taxes consists of the following:

	2024	2023 (As Restated)
Current:
Federal	$-	$-
State	7,549	10,054
Total current		10,054

Deferred:
Federal	-	-
State	-	-
Total deferred	-	-
Benefit for income tax	$7,549	$10,054

The difference between the effective tax rate and the U.S. federal tax rates is as follows:

	December 31,
	2024	2023 (As Restated)

Federal rate	21.00%	21.00%
State income taxes, net of federal benefit	3.00%	3.00%
Permanent differences	(2.00)%	(2.00)%
Net operating loss adjustments	0.00%	0.00%
Change in valuation allowance	(22.00)%	(22.00)%
Other	0.00%	(0.00)%
Income Taxes Provision (Benefit)	0%	(0)%

For the year ended December 31, 2024, the Company recorded total income tax expense of approximately $7,500, primarily attributable to state minimum and net worth taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax assets consist of the following as of December 31, 2024 and 2023:

	2024	2023 (As Restated)
Deferred tax asset:
Net operating loss carryover	$6,161,644	$4,220,369
Accrued liabilities and other	607,060	525,994
Inventory	200,267	636,662
Lease liability	71,615	121,510
Gross deferred tax asset	7,040,586	5,504,535
Less: valuation allowance	(6,809,896)	(5,185,542)
Total deferred tax asset	230,690	318,993

Deferred tax liability:
Fixed and intangible assets	(140,171)	(201,547)
Right-of-use asset	(90,519)	(117,446)
Total deferred tax liabilities	(230,690)	(318,993)
Net deferred tax asset	$0	$0

F-25

As of December 31, 2024, the Company maintains a valuation allowance against its deferred tax assets, as management has determined it is more-likely-than-not that such assets will not be realized. The valuation allowance increased by approximately $1.6 million during 2024, primarily due to the generation of additional net operating losses and continued uncertainty regarding the realizability of such assets.

As of December 31, 2024, the Company had federal net operating loss carryforwards of approximately $22.5 million which will begin to expire in 2031 for federal tax purposes. At December 31, 2024 the Company had state net operating loss carryforwards of approximately $21.8 million which will begin to expire at various dates for state tax purposes.

Under Section 382 of the Code, the Company’s ability to utilize NOL carryforwards in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws. The annual limitation generally is determined by multiplying the value of the Company’s stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the NOL carryforwards before utilization. The Company determined that ownership changes occurred on December 12, 2007 and September 14, 2009 within the meaning of Section 382 and previously reduced it’s net operating losses to reflect the amount unutilized prior to expiration. The ability of the Company to use its remaining NOL carryforwards may be further limited if the Company experiences a Section 382 ownership change as a result of future changes in its stock ownership.

All tax returns will remain open for examination by the federal and state taxing authorities for three years and four years, respectively, from the date of utilization of any net operating loss carryforwards.

No liability related to uncertain tax positions is recorded on the financial statements. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company has no unrecognized tax benefits at December 31, 2024 and 2023.

NOTE 13 – EARNINGS PER SHARE

The factors used in the computation of the earnings per share (EPS) by the Company for the periods ended December 31, 2024 and 2023 are as follows:

	2024	2023
Basic EPS
Numerator
Net income (loss)	$(5,508,920	$(7,084,321)
Less: Adjustment for dividends	-	(311,072)
		(7,395,393)
Denominator
Weighted-average common shares outstanding	12,285,348	12,235,869
Basic EPS	$(0.45)	$(0.60)

Diluted EPS
Numerator
Net income (loss)	$(5,508,920)	$(7,084,321)
Less: Adjustment for dividends	-	(311,072)
		(7,395,393)
Denominator
Weighted-average common shares outstanding	12,285,348	12,235,869
Dilutive effects of convertible preferred stock Series A, A-1, B, B-1, C, and D	-	-
Dilutive effects of warrants	-	-
Dilutive effects of incremental shares from options	-	-
Total	12,285,348	12,235,869
Diluted EPS	$(0.45)	$(0.60)

F-26

2023 dividends pertain to the shares issued in relation to the issuance of additional shares due to down round provision of shares as a result of the reduction of share issuance price of Series C preferred shares.

The following were not included in the calculation of the diluted EPS in 2024 as these are considered to be anti-dilutive: 1,086,956, 6,220,911, 6,036,922, and 512,789 shares of Series D, C, B, and A preferred stock, 1,429,068 shares from incremental shares from options, and 40,000 shares from exercise of warrants.

The following were not included in the calculation of the diluted EPS in 2023 as these are considered to be anti-dilutive: 6,148,482, 6,036,922, and 512,789 shares of Series C, B, and A preferred stock, 2,315,236 shares from incremental shares from options, and 40,000 shares from exercise of warrants.

NOTE 14 – RELATED PARTY TRANSACTIONS

In 2022, the Company’s letter of credit with First Republic Bank was terminated. This letter of credit requires a guarantee and pledge of certain securities. Such securities were owned by a member of the Board of Directors and a shareholder of the Company.

Upon termination of the said letter of credit, the Company issued a promissory note amounting $4,750,000 to the same board member and shareholder which guaranteed and pledged certain securities for the letter of credit. In 2023, the additional notes were issued amounting to $660,000. In September 2023, debt was extinguished through issuance of Series C preferred stock. The interest incurred for the year ended December 31, 2024 and 2023 amounts to nil and $438,392, respectively (see Note 5).

In 2023, the Company issued a note amounting to $600,000 to a related-party of the Board of Directors and shareholder. Interest incurred for the years ended December 31, 2024 and 2023 amounts to $72,000 and $43,397 (see Note 7). As of December 31, 2024 and 2023, amounts outstanding under this agreement were $715,397 and $643,397, respectively.

During 2024, the Company issued four promissory notes to Saffron Hills Ventures 2 LP, an entity affiliated with a director of the Company. Interest incurred for the year ended December 31, 2024 amounts to $118,767. As of December 31, 2024, the amount outstanding under this agreement was $2,418,767 (see Note 7).

In 2024, the Company completed the initial closing of a private placement of its Series D Preferred Stock. Saffron Hill Ventures 3 LP, an entity affiliated with director Ranjeet Bhatia, and director Margaret G. Stewart each purchased 543,478 shares of Series D Preferred Stock for $250,000, for total proceeds of $500,000 (See Note 8).

NOTE 15 – SUBSEQUENT EVENTS

On January 20, 2025, the Company issued a promissory note to Saffron Hill Ventures 2 LP, amounting to $50,000. The promissory note accrues simple interest at a rate per annum equal to the US federal funds rate in effect on the date of each monthly payment, plus three percent (3%).

On May 12, 2025, the Company entered into a Debt Cancellation and Pay-off Agreement (the “Debt Cancellation Agreement”) with Saffron Hills Ventures 2 LP. Pursuant to the Debt Cancellation Agreement, the aggregate outstanding indebtedness under certain promissory notes issued by the Company to Saffron Hills Ventures 2 LP, consisting of $2,350,000 of principal and $180,871 of accrued interest, for a total of $2,530,871, was canceled. In consideration for the cancellation of such indebtedness, the Company issued 5,501,893 shares of its Series D Preferred Stock to Saffron Hills Ventures 3 LP at a deemed price of $0.46 per share and paid $0.24 in cash in lieu of issuing a fractional share.

F-27

On May 15, 2025, the Company completed the second and final closing of its private placement of Series D Preferred Stock at a purchase price of $0.46 per share. In connection with the final closing, the Company issued an aggregate of 6,501,899 shares of Series D Preferred Stock, consisting of (i) 5,501,893 shares issued in exchange for the cancellation of $2,530,871 of indebtedness pursuant to the Debt Cancellation Agreement described above and (ii) 1,000,006 shares issued for gross cash proceeds of $460,002. Aggregate consideration received by the Company in connection with the final closing totaled approximately $2.99 million, consisting of the cancellation of indebtedness and gross cash proceeds from investors.

On June 5, 2025, the line of credit with Rosenthal and Rosenthal was terminated and the Company entered into a new line of credit agreement with ABL OPCO LLC. The revolving credit facility provides for maximum commitments of up to $6.0 million. Actual borrowing availability is subject to the borrowing-base calculation and satisfaction of the other conditions set forth in the credit agreement. Accordingly, available borrowings may be less than the stated commitment amount from time to time.

On June 5, 2025, the Company issued a promissory note to stockholders, Kevin Brine and Jessica Smith, to extinguish and replace the short-term Agility Loan, pari passu. Ms. Smith and Mr. Brine advanced the Company an aggregate principal amount of $500,000, with a loan maturity date of December 31, 2026. The loan shall pay simple interest on the outstanding principal balance at a fixed rate per annum equal to 13.5%. Interest shall be payable in arrears on the first day of each month until the loan has been extinguished or reaches the loan maturity date of December 31, 2026. As further consideration for the entrance into the promissory note and advancing the principal amount, the Company issued warrants to Ms. Smith and Mr. Brine, amounting to $250,000. The warrants provide the Holders the right to purchase up to 608,695 shares of the Company’s capital stock at an exercise price equal to the lesser of (i) 80% of the lowest price per share paid by investors in a future Qualified Financing or (ii) $0.46 per share, in the event no such financing occurs and the warrants convert into Series D Preferred Stock.

On October 16, 2025, the Company issued promissory notes to stockholders, Kevin Brine and Jessica Smith and Kevin Surace, as well as a member of the Board of Directors, Margaret G. Stewart via Stewart Family Living Trust, to provide the Company with loans to be used as cash collateral, amounting to $750,000, $100,000, and $250,000, respectively. The loans shall accrue simple interest on the outstanding principal balance at a fixed rate per annum equal to 13.5%. As further consideration for the entrance into the promissory notes and advancing the principal amounts, the Company issued warrants to Ms. Smith and Mr. Brine, Mr. Surace, and Ms. Stewart, amounting to $30,000, $4,000, and $10,000, respectively. The loans mature in full on November 30, 2026.

On January 15, 2026, the Company issued promissory notes to existing shareholder, Marc Baer, to provide the Company with a loan to be used as cash collateral, amounting to $100,000. The loan shall accrue simple interest on the outstanding principal balance at a fixed rate per annum equal to 13.5%. As further consideration for the entrance into the promissory notes and advancing the principal amounts, the Company issued warrants to Mr. Baer, amounting to $4,000. The loan matures in full on November 30, 2026.

On February 3, 2026, the Company issued promissory notes to related-party and beneficial owner, David Landau, to provide the Company with a loan to be used as cash collateral, amounting to $500,000. The loan shall accrue simple interest on the outstanding principal balance at a fixed rate per annum equal to 13.5%. As further consideration for the entrance into the promissory notes and advancing the principal amounts, the Company issued warrants to Mr. Landau, amounting to $20,000. The loan matures in full on November 30, 2026.

On February 27, 2026, the Company issued a convertible promissory note in the principal amount of $4.0 million. The note bears interest at 16% per annum through June 30, 2028, unless earlier converted, and is convertible solely into shares of the Company’s Series E Preferred Stock based on a pre-established EBITDA-based valuation methodology. The Company received net proceeds of approximately $3.87 million after investor transaction fees. The Company also incurred transaction costs of approximately $163,067, payable from the financing proceeds.

On February 27, 2026, the Company extinguished $932,588 of cash collateral previously provided by certain promissory note holders, consisting of $900,000 of principal and $32,588 of accrued interest. Such promissory note holders included Messrs. Brine, Surace, Baer and Landau and Ms. Stewart.

F-28

PART III - EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
1.2	Broker-Dealer Agreement, effective as of April 11, 2023, between Coyuchi, Inc. and Dalmore Group, LLC (incorporated by reference to Exhibit 1.2 to Supplement No. 1 to Offering Circular on Form 253(g)(2) filed on April 20, 2023).

2.1	Fourth Amended and Restated Articles of Incorporation of Coyuchi, Inc., dated May 15, 2019 (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

2.2	Certificate of Amendment to Fourth Amended and Restated Articles of Incorporation of Coyuchi, Inc. (incorporated by reference to Exhibit 2.2 to the Amended Offering Statement on Form 1-A/A filed on August 5, 2022).

2.3	Certificate of Determination of Series C Preferred Stock of Coyuchi, Inc. (incorporated by reference to Exhibit 2.3 to the Amended Offering Statement on Form 1-A/A filed on August 5, 2022).

2.4	Bylaws of Coyuchi, Inc., dated March 20, 2008 (incorporated by reference to Exhibit 2.4 to the Offering Statement on Form 1-A filed on May 19, 2022).

2.5	Certificate of Amendment to the Fourth Amended and Restated Articles of Incorporation and Certificate of Determination of Preferences of Series C Preferred Stock of Coyuchi, Inc., dated August 11, 2023 (incorporated by reference to Exhibit 2.1 to Form 1-U filed on August 15, 2023).

2.6*	Fifth Amended and Restated Articles of Incorporation of Coyuchi, Inc., dated November 14, 2024.

2.7*	Certificate of Amendment to Fifth Amended and Restated Articles of Incorporation of Coyuchi, Inc.

2.8*	Certificate of Determination of Series D Preferred Stock of Coyuchi, Inc.

3.1	Amended and Restated Investor Rights Agreement, dated January 28, 2014, by and among Coyuchi, Inc. and certain security holders of Coyuchi, Inc. (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

3.2	Amended and Restated Voting Agreement, dated January 28, 2014, by and among Coyuchi, Inc. and certain security holders of Coyuchi, Inc. (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on May 19, 2022).

3.3*	Amended and Restated Voting Agreement, dated February 27, 2026, by and among Coyuchi, Inc., Home Decor Brands, LLC, and certain security holders of Coyuchi, Inc.

15

4.2	Form of Subscription Agreement, as supplemented (incorporated by reference to Exhibit 4.2 to Supplement No. 1 to Offering Circular on Form 253(g)(2) filed on April 20, 2023).

6.1	Coyuchi, Inc. 2009 Stock Plan (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.2	Coyuchi, Inc. 2020 Stock Plan (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.3	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.5	Employment Agreement, dated August 8, 2013, between Coyuchi, Inc. and Eileen Mockus (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.6	Employee Confidential Information and Assignment of Inventions Agreement, dated August 8, 2013, by and between Coyuchi, Inc. and Eileen Mockus (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.7	Employment Offer Letter, dated May 15, 2018, by and between Coyuchi, Inc. and Sejal Solanki (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.8	Employee Confidential Information and Assignment of Inventions Agreement, dated May 15, 2018, between Coyuchi, Inc. and Sejal Solanki (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.9	Term Sheet, dated September 28, 2021, by and between Coyuchi, Inc. and Flexport Capital, LLC (incorporated by reference to Exhibit 6.11 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.10	Side Letter Agreement, dated September 28, 2021, by and between Coyuchi, Inc. and Flexport Capital, LLC (incorporated by reference to Exhibit 6.12 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.11	Third Amendment to Lease, dated February 16, 2021, by and between 1400 Tennessee Street, LLC and Coyuchi, Inc (incorporated by reference to Exhibit 6.14 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.12	Commercial Lease Agreement, dated March 18, 2021, by and between Ken Wilson and Coyuchi, Inc (incorporated by reference to Exhibit 6.15 to the Offering Statement on Form 1-A filed on May 19, 2022).

16

6.13	Order Form, effective March 29, 2023, between Coyuchi, Inc. and Issuance, Inc. (incorporated by reference to Exhibit 6.17 to Supplement No. 1 to Offering Circular on Form 253(g)(2) filed on April 20, 2023).

6.14	Loan Agreement dated May 22, 2023 by and between Coyuchi, Inc. as borrower and Marie-Rose Kahane as lender (incorporated by reference to Exhibit 6.20 to the Annual Report on Form 1-K filed on July 5, 2023).

6.15	Revolving Credit Agreement dated August 2022 by and among Coyuchi, Inc. as borrower and Kevin R. Brine and Jessica Smith as lender (incorporated by reference to Exhibit 6.18 to the Annual Report on Form 1-K filed on July 5, 2023).

6.18	Promissory Note of Coyuchi, Inc. dated August 2022 issued by Coyuchi, Inc. in favor of Kevin R. Brine and Jessica Smith as holder (incorporated by reference to Exhibit 6.19 to the Annual Report on Form 1-K filed on July 5, 2023).

6.19	Debt Cancellation and Pay-Off Agreement by and between Coyuchi, Inc. and Kevin R. Brine and Jessica Smith, dated September 30, 2023 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on February 21, 2024).

6.20	Promissory Note of Coyuchi, Inc. dated February 14, 2024 in favor of Saffron Hill Ventures 2 LP (incorporated by reference to Exhibit 6.21 to the Semiannual Report on Form 1-SA filed on December 6, 2024).

6.21	Promissory Note of Coyuchi, Inc. dated March 15, 2024 in favor of Saffron Hill Ventures 2 LP (incorporated by reference to Exhibit 6.22 to the Semiannual Report on Form 1-SA filed on December 6, 2024).

6.22	Financing Agreement, dated April 8, 2024, by and between Coyuchi, Inc. as Borrower and Rosenthal & Rosenthal of California, Inc., as Lender (incorporated by reference to Exhibit 6.23 to the Semiannual Report on Form 1-SA filed on December 6, 2024).

6.23	Employment Offer Letter, dated May 23, 2024, by and between Coyuchi, Inc. and Neil Kee (incorporated by reference to Exhibit 6.24 to the Semiannual Report on Form 1-SA filed on December 6, 2024).

6.24	Employment Offer Letter, dated January 11, 2024, by and between Coyuchi, Inc. and Victoria Grahan (incorporated by reference to Exhibit 6.25 to the Semiannual Report on Form 1-SA filed on December 6, 2024).

6.25*	Employee Confidential Information and Assignment of Inventions Agreement, dated January 18, 2024, by and between Coyuchi, Inc. and Victoria Grahan.

6.26*	Employee Confidential Information and Assignment of Inventions Agreement, dated May 24, 2024, by and between Coyuchi, Inc. and Neil Kee.

6.27*	Promissory Note of Coyuchi, Inc. dated August 7, 2024 in favor of Saffron Hill Ventures 2 LP.

6.28*	Promissory Note of Coyuchi, Inc. dated August 14, in favor of Saffron Hill Ventures 2 LP.

6.29*	Loan Agreement dated August 28, 2024 by and between Coyuchi, Inc. as borrower and Agility Capital III, LLC as lender.

6.30*	First Amendment to Loan Agreement, dated August 28, 2024 by and between Coyuchi, Inc. as borrower and Agility Capital III, LLC as lender.

17

6.31*	Promissory Note of Coyuchi, Inc. dated January 20, 2025 in favor of Saffron Hill Ventures 2 LP.

6.32*	Debt Cancellation and Pay-Off Agreement by and between Coyuchi, Inc. and Saffron Hill Ventures 2 LP, dated May 12, 2025.

6.33*	Promissory Note of Coyuchi, Inc. dated June 5, 2025, in favor of Kevin Brine and Jessica Smith.

6.34*	Financing Agreement, dated June 5, 2025, by and between Coyuchi, Inc. as Borrower and ABL OPCO LLC, as Lender

6.35*	First Amendment to Financing Agreement, dated June 5, 2025, by and between Coyuchi, Inc. as Borrower and ABL OPCO LLC, as Lender.

6.36*	Second Amendment to Financing Agreement, dated June 5, 2025, by and between Coyuchi, Inc. as Borrower and ABL OPCO LLC, as Lender.

6.37*	Third Amendment to Financing Agreement, dated June 5, 2025, by and between Coyuchi, Inc. as Borrower and ABL OPCO LLC, as Lender.

6.38*	Fourth Amendment to Financing Agreement, dated June 5, 2025, by and between Coyuchi, Inc. as Borrower and ABL OPCO LLC, as Lender.

6.39*	Stock Purchase Agreement of Series D Preferred Stock of Coyuchi, Inc.

6.40*	Promissory Note of Coyuchi, Inc. dated October 16, 2025 in favor of Kevin Brine and Jessica Smith.

6.41*	Promissory Note of Coyuchi, Inc. dated October 16, 2025 in favor of Kevin Surace.

6.42*	Promissory Note of Coyuchi, Inc. dated October 16, 2025 in favor of Stewart Family Living Trust.

6.43*	Promissory Note of Coyuchi, Inc. dated January 15, 2026 in favor of Marc Baer.

6.44*	Promissory Note of Coyuchi, Inc. dated February 3, 2026 in favor of David Landau.

6.45*	Note Purchase and Security Agreement, by and among Coyuchi, Inc. as Company and Home Decor Brands, LLC, as Purchaser.

6.46*	Convertible Note of Coyuchi, Inc. dated February 27, 2026 in favor of Home Decor Brands, LLC.

Unless otherwise indicated, exhibit has been previously filed.

* Filed herewith.

18

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on October 23, 2026.

COYUCHI, INC.

By:	/s/ Neil Kee
Neil Kee
Chief Financial Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neil Kee	Chief Financial Officer	October 23, 2026
Neil Kee	(principal executive officer and principal financial and accounting officer)

/s/ Ranjeet Bhatia	Director	October 23, 2026
Ranjeet Bhatia

/s/ Silvia Mazzucchelli	Director	October 23, 2026
Silvia Mazzucchelli

19